SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


0.6830
IDGH
0.650
807.5
0.607
540.5
86.560
57.030
5.7540
0.7540
EFF
-WEF
405.4
2.2400
4.9870
8.6350
8.7860
5.3230
760.7

THE VALUE OF GREAT DECISIONS

BUSINESS PROPOSAL

AP-00895/17

Company: BRASKEM S/A
C/O: Mr. Ricardo Cubeiro

SINCE 1978

CREATING VALUE

APSIS

APSIS stands out as an independent consulting company specialized in valuation and in creating value to our clients.
APSIS' credibility and impartiality make it a reference in advisory.



- Over 20,000 reports issued
- Over R$ 500 billion in assets valued
- Over 18 million assets inventoried
- Over R$ 63 billion in real estate assets appraised
- Over 1,200 clients, 80% of which are large-sized companies

CERTIFICATES

INTERNATIONAL STANDARDS

ASA – American Society of Appraisers – Providing Value Worldwide

IACVA – International Association of Consultants, Valuators and Analysts

IVSC – International Valuation Standards Council

IIBV

RICS

IBAPE

MEMBERS

ANEFAC

IBEF

Proposal AP-00895/17

September 22, 2017

BRASKEM S/A
Rua Lemos de Monteiro , 120, Butantã
São Paulo - SP

C/O: Ricardo Cubeiro

Dear Mr. Ricardo,
We are pleased to present our proposal to the requested services, and will be your disposal in case of any questions or considerations.

1. PROJECT SCOPE

1.1. Understanding the situation

As understanding settle, BRASKEM S/A (BRASKEM) will promote a company's reorganization e sought APSIS to develop the incorporation report.

1.2. Project Description

In the means of articles 226 and 227 and paragraph of Law nº 6.404/76, determine the shareholder equity of Braskem Petroquímica ltda., to be merged into Braskem S.A., according to applicable laws and regulations, in the base date of August 31st, 2017.

1.3. Required Documentation

- Balance sheet (in the base date)
- By-laws of the incorporated company
- Documents of the most relevante assets and liabilities, as client aging list, invoices, fixes asset, etc..

1.4. If the documentation or the required information for conducting the proposed work is not provided by the client, and its acquisition or preparation results in additional working hours for APSIS, the additional hours will be ascertained and charged according to the current schedule of man/hour costs. The same charges will occur when documentation or information is substituted after the start of the project.

1.5. Any work not described in the present scope, directly or indirectly related to the proposal described, which is to be performed by APSIS as requested by the client, will be charged as additional working hours for APSIS' team. If requested, it can be the object of a new proposal. The hours in question will be ascertained and charged according to the current schedule of man/hour costs.

1.6. The scope of the proposal does not include hours for clarifications to the auditors. If necessary, additional hours will be charged according to the current schedule of man/hour costs.

2. METHODOLOGY

Although there are considerable differences between valuation methodologies, all of them derive from one common principle: replacement, which states that no investor would pay more for something if he can pay less for another equivalent and corresponding good.
Below is a summary of valuation methodologies:

• **Market Approach** - Aims to compare the company under analysis with other recently sold or for-sale companies in the market (multiples or market prices).

• **Asset Approach** - Analyzes the accounting records and value the book value of equity or the market value of equity. For the market value of equity, the necessary adjustments are made to the assets and liabilities registered in the balance sheet (difference between book value and market value).

• **Income approach** - Also known as discounted cash flow. In this approach, the market value of the company is equal to the sum of all the future monetary cash flows that it can offer to its shareholders (with projected future values being converted to present value by an appropriate discount rate).

The table below summarizes the aforementioned methodologies and shows its indications, difficulties and advantages. APSIS will determine the most appropriate methodology for each project.

APPROACH	MARKET	MARKET	ASSETS	INCOME
METHOD	Multiples	Stock Price	Market Value of Shareholder's Equity	Discounted Cash Flow
INDICATIONS	Multiples of the Companies Peers are available	Companies stocks are publicly traded	Companies with large capital	Companies that generate cash flow
	Significant market of comparable companies	Significant market of comparable companies	Companies that don't generate significant value from operations	Companies risks can be measured (discount rate)
ADVANTAGES	Analyzes how investors and other players are pricing the market	Considers market trends and the projected future results	Valuations based on the historical results of companies	Flexibility to measure opportunities, competitive advantages, growth and business profile
	Transaction values include control and liquidity premiums	Data available to the market	Conservative valuation method	Reflects the expected return considering risk (sector, company and country)
DIFFICULTIES	Separating the control and/or liquidity primiums from the transaction value	Similar companies may present different perspectives	When financial statements aren't audited	Macro and microeconomic changes affect projected scenarios
	Limited sample (few comparable companies)	Emerging markets tend to be more affected by short term macroeconomic variables	Economic possibilities and trends are not considered	Sensitivity to the capital structure and discount rate

3. PRESENTATION OF THE REPORT

The final report will be presented in digital format, that is, in PDF (Portable Document Format) format with a digital certificate* and will be available to the client in an exclusive plataform at our extranet for a period of 90 (ninety) days.

If requested by the client, APSIS will make an original printed version of the document available, with no extra cost, within 5 (five) business days.

* Digital Certificate: identification technology that allows various types of electronic transactions considering the integrity, authenticity and confidentiality of data, in a way that avoids alterations, captures of private information or other types of unwanted actions.

4. DEADLINE

4.1. APSIS will present a draft of the report(s) within 7 (seven) bussiness days. This estimate assumes that the contractor and all involved parties will provide all necessary information for the work be performed.

4.2. Upon receiving a draft of the report, the client will have 20 (twenty) days to request clarifications and/or approve the draft for publication of the final report. After that period, APSIS can consider the work complete, at which time it will be authorized to send the final invoice, regardless of the issuance of the final report. After the draft is approved, APSIS will have a period of 5 (five) bussiness days to issue the final report.

4.3. Services will begin with the express approval of this proposal, submission of the down payment and receipt of all documents requested by APSIS.

4.4. Any alterations requested after the delivery of the Digital Report will be subject to a new quotation.

5. FEES

5.1. Professional fees for the services rendered, considering all taxes (as well as duties, emoluments, fiscal and para-fiscal contributions), will be **$11,600.00 (eleven thousand and six hundred reais)**, to be paid in the following manner:

- **100,00% (one hundred percent) of the total value, with due to October 31st, 2017**

5.2. For each step mentioned above, the expiration date of the corresponding invoice will be 05 (five) days counting from the occurrence of each event that led to the charge. After expiration, a rate of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% (two percent) penalty on the invoice for breach of contract.

5.3. Activities that go beyond the scope determined in this proposal will be informed to the client and charged through an activities report (issued by APSIS) containing a description of the activities and timesheet.

6. VALIDITY OF THIS PROPOSAL

The present proposal is valid for 30 (thirty) days, counting from the date in which it was sent.

7. CONFIDENTIALITY

APSIS takes responsibility for maintaining absolute secrecy with respect to confidential information that it comes in contact with while rendering services. For the purposes of this proposal, all information will be considered confidential including any information APSIS might access while providing its services, either directly or indirectly.

Confidential information includes all types of oral, written, recorded and computerized disclosures or any other form disclousure made by the client or obtained in observations, interviews or analysis, including, appropriately and without limitations, all compositions, machinery, equipment, receipts, reports, outlines, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible manifestations of any nature.

8. GENERAL CONDITIONS

8.1. The basic parameters relevant to the scope of this project will be defined immediately after acceptance of this proposal to allow enough time for the adequate planning of the project.

8.2. Our work does not represent an audit of financial statements or a review of the work performed by the client's auditors. Therefore, our work cannot be considered or interpreted as an opinion or conclusion in this regard.

8.3. The present proposal can be rescinded by mutual agreement between both parties. In this case, APSIS will collect payment fees (as determined in Chapter 5) proportionally to the amount of work already performed.

8.4. Traveling and lodging expenses are not included in the value of this proposal. If necessary, they will be charged separately, being subject to the client's prior approval. In case said arrangements are performed directly by APSIS, the costs will be charged to the client (the receipts for such costs will be properly accounted for), being exempt from any taxation as they do not constitute the object of the herein contract.

8.5. The parties have elected the city of Rio de Janeiro as the relevant jurisdiction and court, excluding any other courts, no matter how privileged they may be, to resolve any matter that may arise during the realization of this proprosal, as well as all situations not mentioned in this documment.

9. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documenntario required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

LUIZ PAULO CESAR SILVEIRA **Managing Director**	**MARCIA APARECIDA DE LUCCA CALMON** **Director**

Acceptance:

______________________________	___________________________________
(Location / Date)	Legal Representative

Company Registration Number (CRN):

Witness 1:

Identification number:

Witness 2:

Identification number:

RIO DE JANEIRO
Rua do Passeio, nº 62, 6º andar
Centro • Rio de Janeiro • RJ • CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Av. Angélica, nº 2.503, Conj. 101
Consolação • São Paulo • SP • CEP 01227-200
Tel.: +55 11 4550-2701

ACKNOWLEDGMENTS

APSIS

We thank you for the opportunity of presenting this proposal. APSIS has been in the market since 1970's, providing integrated consulting services worldwide.

Committed to strict quality standards, APSIS offers extremely fast and tailor made services. Our great experience on several industries helps us identify your company's needs and propose simple and smart solutions.

Our services are performed by a multidisciplinary team that is highly qualified and informed, and take into consideration international accountability standards such as the IFRS, published and revised by the International Accounting Standards Board (IASB), as well the statements issued by the Brazilian accountability committee (*Comitê de Pronunciamento Contábil* – CPC), ABNT and other related procedures and standards.




0.6830
IDGH
EJ+EC
0.650
86.560
807.5
57.030
0.607
5.7540
540.5
0.7540
EFF
-WEF
405.4
2.2400
054.0
4.9870
8.6350
8.7860
760.7
5.3230

APSIS

THE VALUE OF GREAT DECISIONS

BUSINESS PROPOSAL

AP-01081/17

Company: BRASKEM S/A
C/O: Mr. Ricardo Cubeiro

SINCE 1978

CREATING VALUE

APSIS stands out as an independent consulting company specialized in valuation and in creating value to our clients.
APSIS' credibility and impartiality make it a reference in advisory.



- Over 20,000 reports issued
- Over R$ 500 billion in assets valued
- Over 18 million assets inventoried
- Over R$ 63 billion in real estate assets appraised
- Over 1,200 clients, 80% of which are large-sized companies

CERTIFICATES

INTERNATIONAL STANDARDS

ASA American Society of Appraisers Providing Value Worldwide

IACVA International Association of Consultants, Valuators and Analysts

IVSC International Valuation Standards Council

IIBV

RICS

IBAPE

MEMBERS

ANEFAC

IBEF

Proposal AP-01081/17

November 3, 2017

BRASKEM S/A
Rua Lemos de Monteiro , 120, Butantã
São Paulo - SP

C/O: Ricardo Cubeiro

Dear Mr. Ricardo,
We are pleased to present our proposal to the requested services, and will be your disposal in case of any questions or considerations.

1. PROJECT SCOPE

1.1. Understanding the situation

BRASKEM S/A (BRASKEM) needs an English version of the Report AP_00895/17.

1.2. Project Description

Translation for English of the Report AP_00895/17-01, issued in 10/05/2017.

1.3. Required Documentation

1.4. If the documentation or the required information for conducting the proposed work is not provided by the client, and its acquisition or preparation results in additional working hours for APSIS, the additional hours will be ascertained and charged according to the current schedule of man/hour costs. The same charges will occur when documentation or information is substituted after the start of the project.

1.5. Any work not described in the present scope, directly or indirectly related to the proposal described, which is to be performed by APSIS as requested by the client, will be charged as additional working hours for APSIS' team. If requested, it can be the object of a new proposal. The hours in question will be ascertained and charged according to the current schedule of man/hour costs.

1.6. The scope of the proposal does not include hours for clarifications to the auditors. If necessary, additional hours will be charged according to the current schedule of man/hour costs.

2. METHODOLOGY

Although there are considerable differences between valuation methodologies, all of them derive from one common principle: replacement, which states that no investor would pay more for something if he can pay less for another equivalent and corresponding good.
Below is a summary of valuation methodologies:

- **Market Approach** - Aims to compare the company under analysis with other recently sold or for-sale companies in the market (multiples or market prices).

- **Asset Approach** - Analyzes the accounting records and value the book value of equity or the market value of equity. For the market value of equity, the necessary adjustments are made to the assets and liabilities registered in the balance sheet (difference between book value and market value).

- **Income approach** - Also known as discounted cash flow. In this approach, the market value of the company is equal to the sum of all the future monetary cash flows that it can offer to its shareholders (with projected future values being converted to present value by an appropriate discount rate).

The table below summarizes the aforementioned methodologies and shows its indications, difficulties and advantages. APSIS will determine the most appropriate methodology for each project.

APPROACH	MARKET	MARKET	ASSETS	INCOME
METHOD	Multiples	Stock Price	Market Value of Shareholder's Equity	Discounted Cash Flow
INDICATIONS	Multiples of the Companies Peers are available	Companies stocks are publicly traded	Companies with large capital	Companies that generate cash flow
	Significant market of comparable companies	Significant market of comparable companies	Companies that don't generate significant value from operations	Companies risks can be measured (discount rate)
ADVANTAGES	Analyzes how investors and other players are pricing the market	Considers market trends and the projected future results	Valuations based on the historical results of companies	Flexibility to measure opportunities, competitive advantages, growth and business profile
	Transaction values include control and liquidity premiums	Data available to the market	Conservative valuation method	Reflects the expected return considering risk (sector, company and country)
DIFFICULTIES	Separating the control and/or liquidity primiums from the transaction value	Similar companies may present different perspectives	When financial statements aren't audited	Macro and microeconomic changes affect projected scenarios
	Limited sample (few comparable companies)	Emerging markets tend to be more affected by short term macroeconomic variables	Economic possibilities and trends are not considered	Sensitivity to the capital structure and discount rate

3. PRESENTATION OF THE REPORT

The final report will be presented in digital format, that is, in PDF (Portable Document Format) format with a digital certificate* and will be available to the client in an exclusive plataform at our extranet for a period of 90 (ninety) days.

If requested by the client, APSIS will make an original printed version of the document available, with no extra cost, within 5 (five) business days.

* Digital Certificate: identification technology that allows various types of electronic transactions considering the integrity, authenticity and confidentiality of data, in a way that avoids alterations, captures of private information or other types of unwanted actions.

4. DEADLINE

4.1. APSIS will present a draft of the report(s) within 3 (three) bussiness days. This estimate assumes that the contractor and all involved parties will provide all necessary information for the work be performed.

4.2. Upon receiving a draft of the report, the client will have 20 (twenty) days to request clarifications and/or approve the draft for publication of the final report. After that period, APSIS can consider the work complete, at which time it will be authorized to send the final invoice, regardless of the issuance of the final report. After the draft is approved, APSIS will have a period of 5 (five) bussiness days to issue the final report.

4.3. Services will begin with the express approval of this proposal, submission of the down payment and receipt of all documents requested by APSIS.

4.4. Any alterations requested after the delivery of the Digital Report will be subject to a new quotation.

5. FEES

5.1. Professional fees for the services rendered, considering all taxes (as well as duties, emoluments, fiscal and para-fiscal contributions), will be **$4,000.00 (four thousand reais)**, to be paid in the following manner:

- **100,00% (one hundread percent) of the total value, with due to november 30th, 2017.**

5.2. For each step mentioned above, the expiration date of the corresponding invoice will be 05 (five) days counting from the occurrence of each event that led to the charge. After expiration, a rate of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% (two percent) penalty on the invoice for breach of contract.

5.3. Activities that go beyond the scope determined in this proposal will be informed to the client and charged through an activities report (issued by APSIS) containing a description of the activities and timesheet.

6. VALIDITY OF THIS PROPOSAL

The present proposal is valid for 30 (thirty) days, counting from the date in which it was sent.

7. CONFIDENTIALITY

APSIS takes responsibility for maintaining absolute secrecy with respect to confidential information that it comes in contact with while rendering services. For the purposes of this proposal, all information will be considered confidential including any information APSIS might access while providing its services, either directly or indirectly.

Confidential information includes all types of oral, written, recorded and computerized disclosures or any other form disclousure made by the client or obtained in observations, interviews or analysis, including, appropriately and without limitations, all compositions, machinery, equipment, receipts, reports, outlines, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible manifestations of any nature.

8. GENERAL CONDITIONS

8.1. The basic parameters relevant to the scope of this project will be defined immediately after acceptance of this proposal to allow enough time for the adequate planning of the project.

8.2. Our work does not represent an audit of financial statements or a review of the work performed by the client's auditors. Therefore, our work cannot be considered or interpreted as an opinion or conclusion in this regard.

8.3. The present proposal can be rescinded by mutual agreement between both parties. In this case, APSIS will collect payment fees (as determined in Chapter 5) proportionally to the amount of work already performed.

8.4. Traveling and lodging expenses are not included in the value of this proposal. If necessary, they will be charged separately, being subject to the client's prior approval. In case said arrangements are performed directly by APSIS, the costs will be charged to the client (the receipts for such costs will be properly accounted for), being exempt from any taxation as they do not constitute the object of the herein contract.

8.5. The parties have elected the city of Rio de Janeiro as the relevant jurisdiction and court, excluding any other courts, no matter how privileged they may be, to resolve any matter that may arise during the realization of this proprosal, as well as all situations not mentioned in this docummemt.

9. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documenntario required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

LUIZ PAULO CESAR SILVEIRA
Managing Director

MARCIA APARECIDA DE LUCCA CALMON
Director

Acceptance:

____
(Location / Date)

____
Legal Representative

Company Registration Number (CRN):

Witness 1:

Identification number:

Witness 2:

Identification number:

ACKNOWLEDGMENTS

APSIS

We thank you for the opportunity of presenting this proposal. APSIS has been in the market since 1970's, providing integrated consulting services worldwide.

Committed to strict quality standards, APSIS offers extremely fast and tailor made services. Our great experience on several industries helps us identify your company's needs and propose simple and smart solutions.

Our services are performed by a multidisciplinary team that is highly qualified and informed, and take into consideration international accountability standards such as the IFRS, published and revised by the International Accounting Standards Board (IASB), as well the statements issued by the Brazilian accountability committee (*Comitê de Pronunciamento Contábil* – CPC), ABNT and other related procedures and standards.



VALUATION REPORT AP-00895/17-01

BRASKEM PETROQUÍMICA LTDA.

VALUATION REPORT:	AP-00895/17-01	VALUATION DATE:	August 31st, 2017

APPLICANT: **BRASKEM S.A.**, hereinafter denominated **BRASKEM.**

Public Company, with head office located at Rua Eteno, No. 1.561, Complexo Petroquímico de Camaçari, in the City of Camaçari, and in the State of Bahia, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 42.150.391/0001-70.

OBJECT: **BRASKEM PETROQUÍMICA LTDA.**, hereinafter denominated **BRASKEM PETROQUÍMICA.**

Limited liability company, with head office located at Rua Hidrogênio, No. 1.404, Polo Petroquímico de Camaçari, in the City of Camaçari, and in the State of Bahia, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 04.705.090/0006-81.

PURPOSE: Calculation of the net equity of **BRASKEM PETROQUÍMICA**, at book value, for the purposes of the merger of **BRASKEM PETROQUÍMICA** with and into **BRASKEM**, pursuant to sections 226 and 227 of Law No. 6.404/76 ("Brazilian Corporation Law").

TABLE OF CONTENT

1. INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter called APSIS, with its head office located at Rua do Passeio, no. 62, 6th floor, in the City and State of Rio de Janeiro, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 08.681.365/0001-30 was designate to determine the net equity of BRASKEM PETROQUÍMICA, at book value, for the purpose of its merging with and into BRASKEM, pursuant to sections 226 and 227 of Brazilian Corporation Law No. 6.404/76 ("Brazilian Corporation Law").

In order to prepare this Report, we have used data and information provided by third parties, i.e., documents and verbal interviews with the client. Estimates used in this process are based on the following documents and information, among others:

- Balance sheet of BRASKEM PETROQUÍMICA, as of August 31st, 2017 (Attachment 1);
- Documentation of the most relevant items in the balance sheet.

The team responsible for preparing such Report comprises the following professionals:

- EVELYNE FERRARI
  Projects
  Accountant (CRC/SP-313879/O-3)
- MARCIA APARECIDA DE LUCCA CALMON
  Director
  Accountant (CRC/1SP-143169/O-4)
- MARINA RAGUCCI DA SILVA FREIRE
  Projects
  Economist

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and must be read carefully.

The Report complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved, in their respective controlling shareholders or in the transaction, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS' professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions, and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- For purposes of this Report, it was assumed that the information received from third parties is correct; the sources of such information are stated in this Report.
- For the means of projections, it is assumed the inexistence of liabilities of any nature, judicial or extra judicial, with the company involved, that are listed in this report.
- This Report presents all the limiting conditions, if applicable, imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised herein.
- This Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability on the appraised matter, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the specifications and criteria established by the Associação Brasileira de Normas Técnicas (ANBT) Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards Council (IVS), in addition to the requirements imposed by various agencies and regulations, such as the Brazilian Accounting Practice Committee (CPC), the Ministry of Treasury, Brazilian Central Bank, Banco do Brasil, CVM (Brazilian Securities Commission), SUSEP (Brazilian Insurance Commission), Income Tax Regulations (RIR), Brazilian Committee of Business Appraisers (CBAN) and Federal Accounting Council (CFC).
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or engage in any acts which have or may have compromised access to, use, or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

3. LIABILITY LIMITATIONS

- In order to prepare this Report, APSIS used historic data and information, audited by third-parties or unaudited, provided in writing by the management of the companies, or obtained from the mentioned sources. As such, APSIS assumed that the data and information obtained for this Report are true and Apsis does not have any liability with respect to their veracity.
- The scope of this Report did not include auditing financial statements or revising the work performed by auditors. Therefore, APSIS is not issuing an opinion on the financial statements of the company.
- We are not liable for eventual losses to the applicant, its subsidiaries, shareholders, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained herein.
- Our work was developed solely for use by the applicant, its shareholders and any other entities or persons involved in the transaction.

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting document, aiming at verifying whether bookkeeping was accurately conducted and in compliance with the legal, regulatory, normative and statutory disposals which govern the matter, according to the "Generally Accepted Accounting Principles and Conventions in Brazil".

We examined the accounting books of BRASKEM PETROQUÍMICA, as well as all other documents required to prepare this Report, which was prepared based on BRASKEM PETROQUÍMICA's balance sheet as of August 31st, 2017 (Attachment 1).

The experts concluded that the assets and liabilities of BRASKEM PETROQUÍMICA have been duly accounted.

5. APPRAISAL OF NET EQUITY OF BRASKEM PETROQUÍMICA

We examined the accounting books of BRASKEM PETROQUÍMICA as well as all other documents required for the preparation of this Report.

The experts concluded that the book value of BRASKEM PETROQUÍMICA's net equity is equivalent to R$ 2,183,109,634.17 (two billion, one hundred and eighty-three million, one hundred and nine thousand, six hundred and thirty-four *reais*, and seventeen cents), as of August 31st, 2017, as shown in the table to the right.

BRASKEM PETROQUÍMICA LTDA.	ACCOUNTING STATEMENTS
BALANCE SHEET (IN REAIS)	BALANCES IN 08/31/2017
CURRENT ASSETS	1,491,854,051.11
Cash and cash equivalents	67,450,760.48
Financial Applications	21,436,607.10
Accounts Receivable	968,044,667.87
Inventories	141,511,698.56
Taxes Recoverable	62,606,899.32
Prepaid Expenses	2,879,206.07
Other Receivables	5,833,927.12
Related Parties	222,090,284.59
NON-CURRENT ASSETS	1,120,499,556.44
LONG-TERM ASSETS	221,764,626.49
Accounts Receivable	4,470,213.19
Taxes Recoverable	95,788,101.47
Deferred Taxes	103,750,989.48
Judicial Deposits	6,968,121.49
Refundable Assets	7,068,250.15
Prepaid Expenses	194,950.95
Receivable Dividends	2,776,733.57
Related Parties	747,266.19
INVESTMENTS	48,972,855.38
FIXED ASSETS	589,883,339.71
INTANGIBLE	259,878,734.86
TOTAL ASSETS	2,612,353,607.55
CURRENT LIABILITIES	213,993,646.51
Trade Payables	148,717,107.14
Taxes Payable	23,864,555.47
Dividends	16,435,567.12
Advances from Costumers	1,891,799.80
Payroll and Related Charges	16,173,054.29
Other Payables	1,268,694.32
Sundry Provisions	5,629,144.31
Related Parties	13,724.06
NON-CURRENT LIABILITY	215,250,326.87
Trade Payables	19,693,075.23
Taxes Payable	851,417.72
Deferred Taxes	166,527,771.88
Uncovered Liability	813,655.94
Sundry Provisions	27,297,829.28
Other Payables	66,576.82
SHAREHOLDER'S EQUITY	2,183,109,634.17
TOTAL LIABILITIES	2,612,353,607.55

6. CONCLUSION

In light of the analyses of the previously mentioned documents and based on studies conducted by APSIS, the experts concluded that the book value of **BRASKEM PETROQUÍMICA**'s net equity, as of August 31st, 2017, for purpose of the merger of **BRASKEM PETROQUÍMICA** with and into **BRASKEM**, is equivalent to **R$ 2,183,109,634.17** (two billion, one hundred and eighty-three million, one hundred and nine thousand, six hundred and thirty-four reais, and seventeen cents).

Valuation Report **AP-00895/17-01** is composed by 09 (nine) pages typed on one side and 02 (two) attachments. APSIS, a company specialized in the appraisal of assets, CRC/RJ-005112/O-9, legally represented by its representatives, makes it self-available for any clarifications which may be deemed necessary.

São Paulo, October 5th, 2017.

MARCIA APARECIDA DE LUCCA CALMON
Director (CRC/1SP-143169/O-4)

MARINA RAGUCCI DA SILVA FREIRE
Projects

7. LIST OF ATTACHMENTS

1. BALANCE SHEET
2. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

ATTACHMENT 1

Braskem Petroquímica LTDA.
Balancete - 31/08/2017

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
1	ATIVO	2.637.044.556,42	118.084.999.777,23	- 118.109.690.726,10	2.612.353.607,55
11	CIRCULANTE	621.257.382,71	117.607.446.830,26	- 116.736.850.161,86	1.491.854.051,11
1101	CAIXA E EQUIVALENTES DE CAIXA	51.175.727,34	84.470.776.157,34	- 84.454.501.124,20	67.450.760,48
110103	BANCOS CONTA MOVIMENTO	28.007.313,51	77.306.766.112,33	- 77.318.914.182,17	15.859.243,67
11010301	BRADESCO	44.557,78	11.588.231.083,22	- 11.587.910.584,65	365.056,35
1101030810	BRADESCO 3203-4 / 12027-8	7.928,56	5.000,00	- 4.338,81	8.589,75
1101030811	CONTROLE ENTRADA RES - BRADESCO - 12027-8	-	10.000,00	- 10.000,00	-
1101030812	CONTROLE SAÍDA RES - BRADESCO - 12027-8	-	11.586,06	- 11.586,06	-
1101033840	BCO.BRADESCO 2372 / 228180-5	1,00	71.298.181,28	- 71.298.172,32	9,96
1101033841	CONTROLE ENTRADA RES - BC BRADESCO 2372 / 228180-5	-	120.647.373,82	- 120.647.373,82	-
1101033842	CONTROLE SAÍDA RES - BCO.BRADESCO 2372 / 228180-5	-	79.373.982,62	- 79.373.982,62	-
1101037480	BRADESCO AG 2372 C/C 2776-6	14.118,12	2.099.935.870,58	- 2.099.602.585,19	347.403,51
1101037481	CONTR. ENT. RES - BRADESCO AG 2372 C/C 2776-6	-	2.986.929.247,96	- 2.986.929.247,96	-
1101037482	CONTR. SAÍDA RES - BRADESCO AG 2372 C/C 2776-6	-	6.224.704.513,86	- 6.224.704.513,86	-
1101037900	BRADESCO - AG. 0895-85 C/C 130411-9	5.535,96	867.208,46	- 863.691,29	9.053,13
1101037901	CONTR. ENTR - BRADESCO 130411-9	-	1.776.938,24	- 1.776.938,24	-
1101037902	CONTR. SAÍDA - BRADESCO 130411-9	-	701.991,53	- 701.991,53	-
1101037960	BRADESCO - 2372-8 / 3217-4	4.780,98	273.164,07	- 277.945,05	-
1101037961	CONTROLE ENTRADA RES - BRADESCO -3217-4	-	546.328,14	- 546.328,14	-
1101037962	CONTROLE SAÍDA RES - BRADESCO -3217-4	-	1.111.600,00	- 1.111.600,00	-
1101037970	BRADESCO - 2372-8 / 724-2	3.915,68	-	- 3.915,68	-
1101037972	CONTROLE SAÍDA RES - BRADESCO -724-2	-	15.600,00	- 15.600,00	-
1101037980	BRADESCO - 2372-8 / 857-5	4.780,98	-	- 4.780,98	-
1101037982	CONTROLE SAÍDA RES - BRADESCO -857-5	-	19.000,00	- 19.000,00	-
1101038070	BRADESCO 2372 / 28950-7	3.496,50	-	- 3.496,50	-
1101038072	CONTROLE SAÍDA RES - BRADESCO - 2372 / 28950-7	-	3.496,50	- 3.496,50	-
11010303	BCO DO BRASIL	6.057,97	1.450.363.076,95	- 1.450.369.134,92	-
1101030180	BCO BRASIL 3132-1 / 16531-X	6.057,97	-	- 6.057,97	-
1101030182	CONTROLE SAÍDA RES - BRASIL - 16531-X	-	12.105,61	- 12.105,61	-
1101034820	BB AG 3132-1 C/C 5909-9	-	338.982.598,80	- 338.982.598,80	-
1101034821	CONTR. ENT. RES - BB AG 3132-1 C/C 5909-9	-	469.282.827,58	- 469.282.827,58	-
1101034822	CONTR. SAÍDA RES - BB AG 3132-1 C/C 5909-9	-	642.063.104,84	- 642.063.104,84	-
1101038200	BB New York AG686-8 C/C 762200118-USD-MAIN ACCOUNT	-	22.440,12	- 22.440,12	-
11010304	CAIXA ECONOMICA FEDERAL	406,37	2.572.038.916,83	- 2.572.039.121,98	201,22
1101037780	CEF AG 4155 C/C 1709-3	406,37	866.723.710,17	- 866.723.915,32	201,22
1101037781	CONTROLE ENTRADA RES CEF - AG 4155 C/C 1709-3	-	1.034.868.647,52	- 1.034.868.647,52	-
1101037782	CONTROLE SAÍDA RES CEF AG 4155 C/C 1709-3	-	670.446.559,14	- 670.446.559,14	-
11010305	CITIBANK	27.953.033,56	11.175.869.013,11	- 11.188.333.328,53	15.488.718,14
1101034850	CITIBANK AG 0007 C/C 29709067	7.571,89	1.954.829.027,58	- 1.954.804.771,87	31.827,60
1101034851	CONTR. ENT. RES - CITIBANK AG 0007 C/C 29709067	-	3.490.217.656,14	- 3.490.217.656,14	-
1101034852	CONTR. SAÍDA RES - CITIBANK AG 0007 C/C 29709067	-	2.697.155.385,30	- 2.697.155.385,30	-
1101037450	CITIBANK NY C/C 36299438	25.104.786,60	1.331.735.031,29	- 1.356.839.817,89	-
1101037451	CITIBANK NY C/C 36299438 CONTROLE ENTRADA	-	315.516.214,52	- 315.516.214,52	-
1101037452	CITIBANK NY C/C 36299438 CONTROLE SAÍDA	-	272.154.479,01	- 272.154.479,01	-
1101037460	CITIBANK LONDON C/C 13622282	2.840.675,07	222.619.317,98	- 225.459.993,05	-
1101037461	CITIBANK LONDON C/C 13622282 CONTROLE ENTRADA	-	26.989.686,55	- 26.989.686,55	-
1101037462	CITIBANK LONDON C/C 13622282 CONTROLE SAÍDA	-	19.668.901,86	- 19.668.901,86	-
1101038210	CITIBANK NY C/C 36299438 - USD - MAIN ACCOUNT	-	244.128.092,35	- 232.285.920,81	11.842.171,54
1101038211	CITIBANK NY C/C 36299438 - USD- INFLOW RESERVE	-	272.763.842,56	- 272.763.842,56	-
1101038212	CITIBANK NY C/C 36299438 - USD - OUTFLOW RESERVE	-	255.279.351,18	- 255.279.351,18	-
1101038220	CITIBANK LONDON C/C 13622282 - EUR - MAIN ACCOUNT	-	19.129.700,39	- 15.514.981,39	3.614.719,00
1101038221	CITIBANK LONDON C/C 13622282-EUR-INFLOW RESERVE	-	27.781.121,77	- 27.781.121,77	-
1101038222	CITIBANK LONDON C/C 13622282-EUR-OUTFLOW RESERVE	-	25.901.204,63	- 25.901.204,63	-
11010306	BANCO ITAÚ	10,00	11.641.632.767,58	- 11.641.632.767,58	10,00
1101033870	BCO.ITAÚ 0912 / 8080-1	10,00	3.140.544.511,85	- 3.140.544.511,85	10,00
1101033871	CONTROLE ENTRADA RES - BCO.ITAÚ 0912 / 8080-1	-	4.622.985.880,02	- 4.622.985.880,02	-
1101033872	CONTROLE SAÍDA RES - BCO.ITAÚ 0912 / 8080-1	-	3.878.102.375,71	- 3.878.102.375,71	-
11010308	BANCO SAFRA	253,56	99.167.171,92	- 99.166.692,03	733,45
1101033880	BCO.SAFRA 115 / 454-9	253,56	33.908.244,36	- 33.907.764,47	733,45
1101033881	CONTROLE ENTRADA RES - BCO.SAFRA 115 / 454-9	-	27.628.984,99	- 27.628.984,99	-
1101033882	CONTROLE SAÍDA RES - BCO.SAFRA 115 / 454-9	-	37.629.942,57	- 37.629.942,57	-
11010315	BANCO SANTANDER	2.857,01	465.318.242,06	- 465.316.682,16	4.416,91
1101034480	SANTANDER AG 3689 C/C 130018775	2.847,01	887.586,79	- 886.016,89	4.416,91
1101034481	CONTR. ENT. RES - SANTANDER AG 3689 C/C 130018775	-	1.473.728,98	- 1.473.728,98	-
1101034482	CONTR. SAÍDA RES - SANTANDER AG 3689 C/C 130018775	-	1.735.281,87	- 1.735.281,87	-
1101037890	SANTANDER - AG. 2271 C/C 13010074-2	10,00	120.826.140,66	- 120.826.150,66	-
1101037891	CONTR. ENTR - SANTANDER 13010074-2	-	194.832.370,64	- 194.832.370,64	-
1101037892	CONTR. SAÍDA - SANTANDER 13010074-2	-	145.563.133,12	- 145.563.133,12	-
11010330	BANCO BANRISUL	137,60	60,00	- 90,00	107,60
1101037560	BANRISUL AG 0111-5 C/C 0601937005 - BRL	137,60	-	- 30,00	107,60
1101037562	CONTR. SAÍDA BANRISUL RES -AG 0111-5 CC 0601937005	-	60,00	- 60,00	-
11010335	BANCO DO BRASIL - NEW YORK	- 0,34	36.486.093.304,59	- 36.486.093.304,25	-
1101034390	BB New York Branch BR54- AG 686-8 C/C 76220011-8	- 0,34	36.358.088.585,33	- 36.358.088.584,99	-
1101034391	CONTR. ENT. RES - BB NY AG 686-6 C/C 76220011-8	-	64.000.290,07	- 64.000.290,07	-
1101034392	CONTR. SAÍDA RES - BB NY AG 686-6 C/C 76220011-8	-	64.004.429,19	- 64.004.429,19	-
11010389	CESSÃO DE DIREITO	-	6.594.680,97	- 6.594.680,97	-
1101031821	CONTR. ENT. RES # Cessão de Duplic. Safra 0454-9	-	6.594.680,97	- 6.594.680,97	-
11010399	BANCOS - OPERAÇÕES FINANCEIRAS	-	1.821.457.795,10	- 1.821.457.795,10	-
1101030961	CONTROLE ENTRADA RES - OPERAÇÕES ME	-	10.832.416,96	- 10.832.416,96	-
1101030962	CONTROLE SAÍDA RES - OPERAÇÕES ME	-	9.911.397,42	- 9.911.397,42	-
1101030991	CONTROLE ENTRADA RES - OPERAÇÕES FINANCEIRAS	-	833.487.745,32	- 833.487.745,32	-
1101030992	CONTROLE SAÍDA RES - OPERAÇÕES FINANCEIRAS	-	967.226.235,40	- 967.226.235,40	-
110104	VALORES A DEPOSITAR	-	81.395.320,58	- 82.584.505,73	- 1.189.185,15
11010401	DEPÓSITOS NO EXTERIOR A REALIZAR	-	81.395.320,58	- 82.584.505,73	- 1.189.185,15
1101040101	LIQUIDAÇÃO DE CLIENTES NO EXTERIOR	-	75.883,28	- 75.883,28	-
1101040106	VALOR EM TRÂNSITO - TRUE SALE RECEBIDO	-	81.319.437,30	- 82.508.622,45	- 1.189.185,15
110105	EQUIVALENTES DE CAIXA	23.168.413,83	7.082.614.724,43	- 7.053.002.436,30	52.780.701,96
11010501	APLICAÇÕES FINANCEIRAS EMPREST. E RECEBIVEIS	21.359.220,55	59.334.006,19	- 79.837.666,80	855.559,94
1101050101	APLICAÇÃO FINANCEIRAS E & R - NO PAÍS	21.359.220,55	59.334.006,19	- 79.837.666,80	855.559,94
11010502	APLICAÇÕES FINANCEIRAS MANTIDAS P/ NEGOCIAÇÃO	-	27.299.698,63	- 27.299.698,63	-
1101050202	APLICAÇÕES FINANCEIRAS M. P. N. - NO EXTERIOR	-	27.299.698,63	- 27.299.698,63	-

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
11010503	APLICAÇÕES EM FUNDOS MANTIDOS P/ NEGOCIAÇÃO	323.912,06	3.692.051.690,42	- 3.685.824.238,88	6.551.363,60
1101050301	APLICAÇÕES EM FUNDOS M. P. N. - NO PAÍS	323.912,06	3.692.051.690,42	- 3.685.824.238,88	6.551.363,60
11010504	APLICAÇÕES EM FUNDOS EMPRÉSTIMOS E RECEBÍVEIS	1.485.281,22	3.303.929.329,19	- 3.260.040.831,99	45.373.778,42
1101050401	APLICAÇÕES EM FUNDOS E & R - NO PAÍS	1.485.281,22	3.303.929.329,19	- 3.260.040.831,99	45.373.778,42
1102	APLICAÇÕES FINANCEIRAS	-	21.436.607,10	-	21.436.607,10
110202	APLICAÇÃO EM FUNDOS DE INVESTIMENTO	-	21.436.607,10	-	21.436.607,10
11020202	APLICAÇÕES EM FUNDOS MANTIDOS P/ NEGOCIAÇÃO	-	21.436.607,10	-	21.436.607,10
1102020201	APLICAÇÕES EM FUNDOS M. P. N. - NO PAÍS	-	21.436.607,10	-	21.436.607,10
1103	CLIENTES	97.998.033,56	8.148.586.314,95	- 7.278.539.680,64	968.044.667,87
110301	CLIENTES MERCADO INTERNO	63.406.702,69	7.520.999.845,44	- 6.702.125.951,18	882.280.596,95
11030101	CLIENTES TERCEIROS MI	71.339.056,09	1.356.446.118,21	- 1.413.857.935,72	13.927.238,58
1103010101	CLIENTES NACIONAIS	75.789.443,98	1.295.177.668,72	- 1.346.571.080,01	24.396.032,69
1103010102	CLIENTES NACIONAIS (TRANSFERÊNCIA PARA LP)	- 180.160,94	24.072.281,09	- 28.362.333,34	- 4.470.213,19
1103010104	ORDENS RECEBIDAS NÃO IDENTIFICADAS - MI	- 869.393,28	132,65	-	- 869.260,63
1103010105	CLIENTES MI - ENCARGOS FINANCEIROS A APROPRIAR	- 2.773.704,72	16.743,79	- 2.115.674,76	- 4.872.635,69
1103010106	CLIENTES - OPERACAO "TRUE SALE"	-	34.492.091,15	- 34.492.091,15	-
1103010129	CLIENTES MI - AJUSTE A VALOR PRESENTE	-	4.087,34	- 4.418,74	- 331,40
1103010130	CLIENTES MOVIMENTAÇÃO MI - CPC 30 e IAS 18	- 627.128,95	2.683.113,47	- 2.312.337,72	- 256.353,20
11030102	CLIENTES EMPRESAS LIGADAS MI	5.999.428,60	6.163.780.151,21	- 5.287.956.647,56	881.822.932,25
1103010201	CLIENTES EMPRESAS LIGADAS MI	934.229.526,92	5.173.087.687,78	- 5.224.559.972,84	882.757.241,86
1103010202	ORDENS RECEBIDAS NÃO IDENTIFICADA EMP LIGADAS - MI	- 419,41	-	-	- 419,41
1103010203	CLIENTES EMPRESAS LIGADAS MI (TRANS PARA LP)	- 918.037.770,77	918.037.770,77	-	-
1103010230	MOVIMENTAÇÃO EMPRESA LIGADA MI - CPC 30 e IAS 18	- 10.191.908,14	72.654.692,66	- 63.396.674,72	- 933.890,20
11030104	PROVISÃO P/ CRÉDITO DE LIQUIDAÇÃO DUVIDOSA MI	- 13.931.782,00	773.576,02	- 311.367,90	- 13.469.573,88
1103010401	PROVISÃO P/ CRÉDITO DE LIQUIDAÇÃO DUVIDOSA MI	- 13.931.782,00	773.576,02	- 311.367,90	- 13.469.573,88
110302	CLIENTES MERCADO EXTERNO	34.591.330,87	627.586.469,51	- 576.413.729,46	85.764.070,92
11030201	CLIENTES TERCEIROS ME	9.747.003,24	475.906.626,59	- 456.779.315,66	28.874.314,17
1103020101	CLIENTES EXTERNOS	17.743.354,42	364.484.163,60	- 348.297.635,40	33.929.882,52
1103020102	CLIENTES EXTERNOS (VARIAÇÃO CAMBIAL)	353.962,88	16.962.403,84	- 17.496.402,01	- 179.035,29
1103020104	ORDENS RECEBIDAS S/FATURAMENTOS NÃO LIBERADOS - ME	- 211.452,25	40.725,51	-	- 170.726,74
1103020129	CLIENTES ME - AJUSTE A VALOR PRESENTE	- 22.692,00	130.835,45	- 132.693,61	- 24.550,16
1103020130	MOVIMENTAÇÃO ME - CPC 30 E IAS 18	- 8.116.169,81	94.288.498,29	- 90.853.584,64	- 4.681.256,16
11030202	CLIENTES EMPRESAS LIGADAS ME	26.179.454,63	151.679.842,92	- 119.634.413,76	58.224.883,79
1103020128	CLIENTES ME - EMP.LIG - AJUSTE VALOR PRESENTE	- 3.476,82	134.920,90	- 140.346,87	- 8.902,79
1103020201	CLIENTES EMPRESAS LIGADAS ME	26.356.725,45	88.749.241,40	- 56.142.863,27	58.963.103,58
1103020202	CLIENTES EMPRESAS LIGADAS ME (VARIAÇÃO CAMBIAL)	- 26.366,81	17.818.097,54	- 16.503.352,02	1.288.378,71
1103020230	MOVIMENTAÇÃO ME - EMPRESAS LIGADAS CPC 30 IAS 18	- 147.427,19	44.977.583,08	- 46.847.851,60	- 2.017.695,71
11030204	PROVISÃO P/ CRÉDITO DE LIQUIDAÇÃO DUVIDOSA ME	- 1.335.127,00	-	- 0,04	- 1.335.127,04
1103020401	PROVISÃO P/ CRÉDITO DE LIQUIDAÇÃO DUVIDOSA ME	- 1.335.127,00	-	- 0,04	- 1.335.127,04
1104	ESTOQUES	163.338.480,45	22.533.064.862,51	- 22.554.891.644,32	141.511.698,64
110401	PRODUTOS ACABADOS	129.719.902,86	9.437.037.818,84	- 9.454.856.269,62	111.901.452,08
11040101	PRODUTOS ACABADOS	129.327.240,58	8.711.523.265,77	- 8.730.146.452,36	110.704.053,99
1104010101	PRODUTO ACABADO NO ESTABELECIMENTO	116.233.275,03	8.512.914.336,90	- 8.525.287.002,72	103.860.611,21
1104010105	PRODUTO ACABADO - CPC 30 e IAS 18	15.662.513,32	182.707.064,52	- 191.526.135,06	6.843.442,78
1104010106	PROVISÃO PARA REDUÇÃO AO VALOR DE MERCADO - PA	- 3.647,71	3.647,71	-	-
1104010195	ESTOQUES - AJUSTES INTERCOMPANY	- 2.564.800,06	15.898.214,64	- 13.333.314,58	-
11040102	PRODUTOS PARA REVENDA	392.662,28	725.514.553,07	- 724.709.817,26	1.197.398,09
1104010201	PRODUTOS PARA REVENDA	392.662,28	725.514.553,07	- 724.709.817,26	1.197.398,09
110402	PRODUTOS EM ELABORAÇÃO	- 5.090,91	8,70	- 4,35	- 5.086,56
11040201	PRODUTOS EM ELABORAÇÃO	- 5.090,91	8,70	- 4,35	- 5.086,56
1104020101	PRODUTOS EM ELABORAÇÃO	- 5.090,91	8,70	- 4,35	- 5.086,56
110403	MATERIAS PRIMAS E INSUMOS PRODUÇÃO	19.835.805,97	256.489.704,46	- 258.107.883,61	18.217.626,82
11040301	MATERIAS PRIMAS E INSUMOS PRODUÇÃO	19.835.805,97	256.489.704,46	- 258.107.883,61	18.217.626,82
1104030101	MATÉRIAS PRIMAS E INSUMOS DE PRODUÇÃO	18.674.871,65	256.404.317,18	- 258.022.496,33	18.056.692,50
1104030102	ESTOQUE NOSSO EM PODER DE TERCEIROS - MP/INS	160.934,32	85.387,28	- 85.387,28	160.934,32
1104030103	AVP ESTOQUE MP - REDUTORA	2,71	-	-	2,71
1104030104	AVP ESTOQUE MP	- 2,71	-	-	- 2,71
110404	ALMOXARIFADO	10.368.794,09	6.488.539,91	- 5.899.889,11	10.957.444,89
11040401	MATERIAIS DE ALMOXARIFADO	11.674.578,29	6.488.539,91	- 5.899.889,11	12.263.229,09
1104040101	MATERIAIS DE ALMOXARIFADO	12.525.979,81	5.868.142,71	- 5.435.177,89	12.958.944,63
1104040105	PROVISÃO PARA REDUÇÃO AO VALOR DE MERCADO - ALMOX	- 851.401,52	620.397,20	- 464.711,22	- 695.715,54
11040402	ESTOQUE DE TERCEIRO NOSSO PODER - ALMOX	- 1.305.784,20	-	-	- 1.305.784,20
1104040201	ESTOQUE DE TERCEIRO NOSSO PODER - ALMOX	- 1.305.784,20	-	-	- 1.305.784,20
110405	AQUISIÇÕES EM ANDAMENTO	3.419.068,44	42.167.584,70	- 45.146.391,73	440.261,41
11040501	ADIANTAMENTO A FORNECEDORES	2.685.113,47	21.086,35	- 2.701.084,21	5.115,61
1104050101	ADIANTAMENTOS A FORNECEDORES MI	4.651,60	-	- 4.651,60	-
1104050102	ADIANTAMENTOS A FORNECEDORES ME	2.672.664,23	-	- 2.672.664,23	-
1104050103	ADIANTAMENTOS A FORNECEDORES ME (VARIAÇÃO CAMBIAL)	- 206,33	910,66	- 704,33	-
1104050111	ADIANTAMENTO A FORNECEDOR - FRETE BPM	8.003,97	20.175,69	- 23.064,05	5.115,61
11040502	IMPORTAÇÕES EM ANDAMENTO	733.954,97	42.146.498,35	- 42.445.307,52	435.145,80
1104050201	IMPORTAÇÕES EM ANDAMENTO	733.954,97	42.146.498,35	- 42.445.307,52	435.145,80
110406	CONTAS TRANSITÓRIAS ESTOQUE	-	12.790.881.205,90	- 12.790.881.205,90	-
11040601	CONTAS TRANSITÓRIAS ESTOQUE	-	12.790.881.205,90	- 12.790.881.205,90	-
1104060101	CONTAS TRANSITÓRIAS ESTOQUE - EM/EF	-	8.454.737.053,79	- 8.454.737.053,79	-
1104060102	DIFERENÇA DE PREÇO NIVEL ÚNICO - PRY	-	641.608.271,87	- 641.608.271,87	-
1104060103	DIFERENÇA DE PREÇO MULTINIVEL - PRV	-	763.433.783,46	- 763.433.783,46	-
1104060104	DIFERENÇA DE PREÇO CUSTO STANDARD - PRD	-	2.714.768.933,78	- 2.714.768.933,78	-
1104060105	DIFERENÇA NA TRANSF. ENTRE CENTROS-AUM	-	3.513.704,54	- 3.513.704,54	-
1104060106	DIFERENÇA POR MODIFICAÇÃO DE PREÇO - UMB	-	212.819.458,46	- 212.819.458,46	-
1105	IMPOSTOS A RECUPERAR / COMPENSAR	106.006.734,86	1.409.899.944,29	- 1.455.299.779,83	62.606.899,32
110501	IMPOSTOS, TAXAS E CONTRIBUIÇÕES FEDERAIS	105.429.033,33	569.922.837,83	- 616.570.899,23	58.780.971,93
11050101	IR PESSOA JURÍDICA	64.418.556,56	55.624.812,97	- 74.253.366,93	45.790.002,60
1105010101	IRPJ ANTECIPADO NO ANO	64.142.543,46	7.237.211,21	- 64.142.068,52	7.237.686,15
1105010102	IRPJ ANTECIPADO EM EXERCÍCIOS ANTERIORES	229.167,50	48.387.601,76	- 10.111.298,41	38.505.470,85
1105010105	BENEFÍCIOS EMPRESA CIDADÃ	45.845,60	-	-	45.845,60
11050102	IR FONTE S/ APLIC. FINANCEIRA	8.605.256,64	1.037.479,93	- 6.509.717,59	3.133.018,98
1105010201	IR FONTE S/ APLIC. FINANCEIRA	8.605.256,64	1.037.132,13	- 6.509.717,59	3.132.671,18
1105010202	IR SOBRE GANHOS FINANCEIROS DERIVATIVOS	-	347,80	-	347,80
11050104	CONTRIBUICAO SOCIAL	24.053.179,47	21.609.586,24	- 41.907.653,37	3.755.112,34
1105010401	CSLL ANTECIPADO EM EXERCÍCIOS ANTERIORES	78.816,21	18.792.800,28	- 17.933.575,08	938.041,41
1105010402	CSLL ANTECIPADA NO ANO	23.974.363,26	2.816.785,96	- 23.974.078,29	2.817.070,93
11050105	IPI	1.740.574,60	11.354.346,06	- 11.651.538,25	1.443.382,41
1105010501	IPI A COMPENSAR / RECUPERAR	1.740.574,60	11.354.346,06	- 11.651.538,25	1.443.382,41
11050107	COFINS	4.236.998,47	391.072.817,25	- 394.510.075,81	799.739,91
1105010701	COFINS A RECUPERAR	4.236.998,47	391.072.817,25	- 394.510.075,81	799.739,91
11050108	PIS	660.105,71	84.793.396,82	- 85.294.335,97	159.166,56

2

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/05/2017)
1105010803	PIS A RECUPERAR SOBRE COMPRAS	660.105,71	84.793.396,82	- 85.294.335,97	159.166,56
11050110	OUTROS TRIBUTOS	1.714.361,88	4.430.398,56	- 2.444.211,31	3.700.549,13
1105011006	REINTEGRA DECRETO 7.633/11	1.714.361,88	4.430.398,56	- 2.444.211,31	3.700.549,13
110502	IMPOSTOS ESTADUAIS	3.243.675,75	828.273.974,17	- 828.035.686,32	3.481.963,60
11050201	ICMS	3.243.675,75	828.273.974,17	- 828.035.686,32	3.481.963,60
1105020101	ICMS A COMPENSAR / RECUPERAR	71.881.131,26	809.067.581,86	- 804.411.865,41	76.536.847,71
1105020104	ICMS SOBRE REMESSA PROD/INSUMOS P/ TERCEIROS	221.243,96	-	-	221.243,96
1105020105	ICMS A RECUPERAR S/IMOBILIZADO	2.738.134,14	2.471.504,65	- 2.164.707,35	3.044.931,44
1105020109	ICMS SUBSTITUTO A RECUPERAR DE TERCEIROS	-	4.137.296,11	- 4.137.296,11	-
1105020117	CRÉDITOS ICMS EM PROCESSOS ADM SEFAZ	284.297,65	-	- 68.242,52	216.055,13
1105020130	REDUTORA ICMS A COMPENSAR TRANSF LONGO PRAZO	- 71.881.131,26	12.597.591,55	- 17.253.574,93	- 76.537.114,64
110503	IMPOSTOS MUNICIPAIS	4.920,56	32,84	- 32,84	4.920,56
11050301	ISS	4.920,56	32,84	- 32,84	4.920,56
1105030103	ISS ADTO S/ NOTAS FISCAIS EM CONTINGENCIA	4.920,56	32,84	- 32,84	4.920,56
110504	TRIBUTOS S/ IMPORTAÇÃO (PAGOS NO DESEMBARAÇO)	338.978,76	64,47	-	339.043,23
11050401	TRIBUTOS S/ IMPORTAÇÃO (PAGOS NO DESEMBARAÇO)	338.978,76	64,47	-	339.043,23
1105040101	IPI PAGO NO DESEMBARAÇO	75.429,87	64,47	-	75.494,34
1105040103	PIS PAGO NO DESEMBARAÇO	23.306,90	-	-	23.306,90
1105040104	COFINS PAGO NO DESEMBARAÇO	107.353,01	-	-	107.353,01
1105040106	ICMS PAGO NO DESEMBARAÇO	132.888,98	-	-	132.888,98
110505	IMPOSTOS EM TRÂNSITO	- 1.009.873,54	11.703.034,98	- 10.693.161,44	-
11050501	IMPOSTOS EM TRÂNSITO	- 1.009.873,54	11.703.034,98	- 10.693.161,44	-
1105050101	IMPOSTOS EM TRÂNSITO	-	5.443.459,17	- 5.443.459,17	-
1105050195	IMPOSTOS A RECUPERAR - AJUSTES INTERCOMPANY	- 1.009.873,54	6.259.575,81	- 5.249.702,27	-
1106	DESPESAS PAGAS ANTECIPADAMENTE	4.596.617,46	20.240.701,30	- 21.958.112,69	2.879.206,07
110601	DESPESAS PAGAS ANTECIPADAMENTE	4.596.617,46	20.240.701,30	- 21.958.112,69	2.879.206,07
11060101	DESPESAS PAGAS ANTECIPADAMENTE	3.203.340,53	16.209.387,19	- 19.181.346,46	231.381,26
1105050102	IMPOSTOS A RECUPERAR - CPC 30 e IAS 18	3.203.340,53	16.209.387,19	- 19.181.346,46	231.381,26
11060102	PRÊMIOS DE SEGUROS	1.393.276,93	4.031.314,11	- 2.776.766,23	2.647.824,81
1106010201	LUCROS CESSANTES, INCÊNDIO E EXPLOSÃO	821.674,41	3.414.902,93	- 1.895.199,66	2.341.377,68
1106010202	RESPONSABILIDADE CIVIL GERAL	379.032,72	443.239,95	- 593.474,05	228.798,62
1106010204	SERVIÇOS DE TERCEIROS	192.569,80	173.171,23	- 288.092,52	77.648,51
1108	TÍTULOS A RECEBER	-	450.000,00	- 450.000,00	-
110801	TÍTULOS A RECEBER	-	450.000,00	- 450.000,00	-
11080101	TÍTULOS A RECEBER - TERCEIROS	-	450.000,00	- 450.000,00	-
1108010101	TÍTULOS A RECEBER - TERCEIROS	-	450.000,00	- 450.000,00	-
1110	OUTRAS CONTAS A RECEBER	7.036.217,24	46.778.151,97	- 47.980.442,09	5.833.927,12
111002	ADIANTAMENTO A FORNECEDORES DE SERVIÇOS	2.861.867,05	13.508.971,89	- 13.734.660,16	2.636.178,78
11100201	ADIANTAMENTO A FORNECEDORES DE SERVIÇOS MI	2.861.867,05	13.508.971,89	- 13.734.660,16	2.636.178,78
1110020101	ADIANTAMENTO A FORN. SERVIÇOS TERCEIROS	2.861.867,05	13.508.971,89	- 13.734.660,16	2.636.178,78
111003	ADIANTAMENTO A INTEGRANTES	2.258.527,29	12.767.746,22	- 12.584.590,21	2.441.683,30
11100301	ADIANTAMENTO A INTEGRANTES	2.258.527,29	12.767.746,22	- 12.584.590,21	2.441.683,30
1110030101	ADIANTAMENTO DE SALÁRIO	15.796,21	29.995,08	- 20.111,58	25.679,71
1110030102	ADIANTAMENTO QUINZENAL FOLHA PAGAMENTO	- 14.768,91	7.459.881,05	- 7.459.881,05	- 14.768,91
1110030103	ADIANTAMENTO DE FÉRIAS	1.223.157,81	4.456.153,34	- 4.739.040,10	940.271,05
1110030104	ADIANTAMENTO DÉCIMO TERCEIRO SALÁRIO	-	494.797,99	- 14.826,00	479.971,99
1110030105	ADIANTAMENTO PARA VIAGENS E OUTROS GASTOS	64.927,27	310.511,76	- 350.015,47	25.423,56
1110030108	ADIANTAMENTO AUXÍLIOS INSS	952.645,26	-	-	952.645,26
1110030110	ADIANTAMENTO A INTEGRANTE - TRIBUTO AO FUTURO	16.769,65	16.407,00	- 716,01	32.460,64
111009	NOTAS DE DÉBITO	1.915.822,90	20.501.433,86	- 21.661.191,72	756.065,04
11100901	NOTAS DE DÉBITO	1.915.822,90	20.501.433,86	- 21.661.191,72	756.065,04
1110010101	NOTAS DE DÉBITO - CLIENTES	549.442,35	225.491,79	- 309.293,50	465.640,64
1110010102	NOTAS DE DÉBITO - FORNECEDORES	1.366.380,55	20.275.783,40	- 21.351.717,91	290.446,04
1110010111	NOTAS DE DÉBITO CLIENTES - VARIAÇÃO CAMBIAL	-	158,67	- 158,67	-
1110010112	NOTAS DE DÉBITO - FORNECEDORES - VARIAÇÃO CAMBIAL	-	-	- 21,64	- 21,64
1116	CRÉDITOS COM EMPRESAS LIGADAS	189.105.571,80	87.918.626,46	- 54.933.913,67	222.090.284,59
111601	CRÉDITOS C/EMPRESAS LIGADAS - OP. FINANCEIRAS	183.153.887,23	74.146.058,95	- 37.135.063,58	220.164.882,60
11160101	CRÉDITOS C/EMPRESAS LIGADAS - OP. FINANCEIRAS	183.153.887,23	74.146.058,95	- 37.135.063,58	220.164.882,60
1108010201	TÍTULOS A RECEBER - EMPRESAS LIGADAS	183.153.887,23	73.995.652,64	- 36.997.826,32	220.151.713,55
1108010202	TRANSFERÊNCIAS PARA EMPRESAS LIGADAS	-	150.406,31	- 137.237,26	13.169,05
111605	CRÉDITOS DIVERSOS COM EMPRESAS LIGADAS	5.951.684,57	13.772.567,51	- 17.798.850,09	1.925.401,99
11160501	CRÉDITOS DIVERSOS COM EMPRESAS LIGADAS	5.951.684,57	13.772.567,51	- 17.798.850,09	1.925.401,99
1110010113	NOTAS DE DÉBITO - CLIENTES - EMP.LIGADAS	5.951.684,57	13.772.390,94	- 17.798.673,52	1.925.401,99
1110010115	NOTAS DE DÉBITO CLIENTES-EMP.LIGADAS-VAR.CAMBIAL	-	176,57	- 176,57	-
1199	CONTAS TRANSITÓRIAS	-	868.295.464,34	- 868.295.464,42	- 0,08
119901	CONTAS TRANSITÓRIAS	-	868.295.464,34	- 868.295.464,42	- 0,08
11990101	CONTAS TRANSITÓRIAS	-	868.295.464,34	- 868.295.464,42	- 0,08
1199010101	TRANSITÓRIA - 1101-DISPONIBILIDADES	-	7.395.718,09	- 7.395.718,09	-
1199010103	TRANSITÓRIA - 1103-CLIENTES	-	739.231.096,90	- 739.231.096,90	-
1199010104	TRANSITÓRIA - 1104-ESTOQUES	-	121.668.649,35	- 121.668.649,39	- 0,04
1199010111	TRANSITÓRIA - TRANSFERÊNCIA DE ESTOQUE	-	-	- 0,04	- 0,04
14	NÃO CIRCULANTE	2.015.787.173,71	477.552.946,97	- 1.372.840.564,24	1.120.499.556,44
1402	MÚTUOS, TÍTULOS A RECEBER E CLIENTES	918.217.931,71	28.362.333,34	- 942.110.051,86	4.470.213,19
140205	CONTAS A RECEBER	918.217.931,71	28.362.333,34	- 942.110.051,86	4.470.213,19
14020501	CONTAS A RECEBER DE TERCEIROS	180.160,94	28.362.333,34	- 24.072.281,09	4.470.213,19
1202050101	CONTAS A RECEBER DE TERCEIROS MI (TRANSF. CP/LP)	180.160,94	28.362.333,34	- 24.072.281,09	4.470.213,19
14020502	CONTAS A RECEBER DE EMPRESAS LIGADAS	918.037.770,77	-	- 918.037.770,77	-
1202050201	CONTAS A RECEBER DE EMPRESAS LIGADAS MI	918.037.770,77	-	- 918.037.770,77	-
1403	IMPOSTOS A RECUPERAR	90.265.373,63	31.867.739,44	- 26.345.011,60	95.788.101,47
140301	IMPOSTOS A RECUPERAR	90.265.373,63	31.867.739,44	- 26.345.011,60	95.788.101,47
14030101	IMPOSTOS FEDERAIS A RECUPERAR	11.964.665,06	10.940.709,08	- 10.990.739,05	11.914.635,09
1203010110	COFINS SOBRE COMPRAS DE ATIVO IMOBILIZADO	-	314,03	-	314,03
1203010111	PIS SEMESTRALIDADE OPP/Trikem Proc. 20023300.01075	2.800.074,27	-	-	2.800.074,27
1203010127	PIS A RECUPERAR S/ IMOBILIZADO EM ANDAMENTO	1.716.507,68	643.941,67	- 1.035.631,21	1.324.818,14
1203010128	PIS A RECUPERAR S/ ATIVO IMOBILIZADO	233.121,18	1.043.362,34	- 904.982,57	371.500,95
1203010129	COFINS A RECUPERAR S/ IMOBILIZADO EM ANDAMENTO	8.001.331,80	3.023.521,39	- 4.820.258,50	6.204.594,69
1203010130	COFINS A RECUPERAR S/ ATIVO IMOBILIZADO	1.077.672,64	4.861.186,98	- 4.229.866,77	1.708.992,85
1203010156	PIS/COFINS LIMINAR AÇÃO 24648-39.2015.4.01.3400CDE	744.145,55	419.938,47	-	1.164.084,02
1203010157	PIS/COFINS LIMINAR AÇÃO33899-915.2013.4.01.3400ESS	191.886,21	13.410,16	-	205.296,37
1203010164	IRREC. PIS SEMESTR. POLIBRASIL PROC 20023300.01075	- 2.800.074,27	-	-	- 2.800.074,27
1203010165	Proc IR PAT 291405020104013400	-	935.034,04	-	935.034,04
14030102	IMPOSTOS ESTADUAIS A RECUPERAR	78.300.708,57	20.927.030,36	- 15.354.272,55	83.873.466,38
1203010201	ICMS SOBRE COMPRAS DE ATIVO IMOBILIZADO	3.422.067,30	3.039.636,97	- 2.540.093,73	3.921.610,54
1203010203	ICMS SOBRE OPERAÇÕES NORMAIS	71.881.131,26	17.253.574,93	- 12.597.591,55	76.537.114,64
1203010205	ICMS INCENTIVOS FISCAIS SEFAZ	216.587,27	-	- 216.587,27	-
1203010210	ICMS LIMINAR AÇÃO 24648-39.2015.4.01.3400 CDE	2.780.222,74	600.010,40	-	3.414.741,20

3

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
1404	TRIBUTOS DIFERIDOS	81.971.076,39	132.847.451,26	- 111.067.538,17	103.750.989,48
140401	TRIBUTOS DIFERIDOS	81.971.076,39	132.847.451,26	- 111.067.538,17	103.750.989,48
14040101	IMPOSTO E CONTRIBUIÇÃO FEDERAIS DIFERIDOS	81.971.076,39	132.847.451,26	- 111.067.538,17	103.750.989,48
1204010101	IMPOSTO DE RENDA DIFERIDO ATIVO	59.988.343,85	101.449.919,98	- 85.417.591,70	76.020.672,13
1204010102	CONTRIBUIÇÃO SOCIAL DIFERIDA ATIVA	21.982.732,54	31.397.531,28	- 25.649.946,47	27.730.317,35
1405	DEPÓSITOS JUDICIAIS	6.426.290,07	583.101,99	- 41.270,57	6.968.121,49
140501	DEPÓSITOS JUDICIAIS SEM PROVISÃO	6.426.290,07	583.101,99	- 41.270,57	6.968.121,49
14050101	DEPÓSITOS JUDICIAIS - FEDERAIS	1.231.449,80	-	-	1.231.449,80
1205010134	DJ INSS Q PET PROC 1999.61.00.041462-9	160.771,23	-	-	160.771,23
1205010135	DJ INSS Q PET PROC 1999.61.00.041463-0	206.444,85	-	-	206.444,85
1205010136	DJ INSS Q PET PROC 2000.61.00.013971-4	67.268,52	-	-	67.268,52
1205010137	DJ IRPJ Q PET PROC 2005.61.26.004489-0	564.058,08	-	-	564.058,08
1205010139	DJ IRPJ Q PET PROC 16327.002591/2001-04	215.356,98	-	-	215.356,98
1205010140	DJ SAL EDUCACAO Q PET PROC 1264/2005	17.550,14	-	-	17.550,14
14050105	DEPÓSITOS JUDICIAIS - TRABALHISTA	4.763.909,95	583.101,99	- 41.270,57	5.305.741,37
1205010501	DEPÓSITOS JUDICIAIS - TRABALHISTA	4.763.909,95	583.101,99	- 41.270,57	5.305.741,37
14050107	DEPÓSITOS JUDICIAIS - OUTROS	430.930,32	-	-	430.930,32
1205010701	DJ DIVERSOS	408.177,25	-	-	408.177,25
1205010702	DEPÓSITOS BLOQUEADOS	22.753,07	-	-	22.753,07
1406	VALORES RESTITUÍVEIS	7.068.250,15	-	-	7.068.250,15
140601	VALORES RESTITUÍVEIS	7.068.250,15	-	-	7.068.250,15
14060101	VALORES RESTITUÍVEIS	7.068.250,15	-	-	7.068.250,15
1206010101	EMPRÉSTIMOS COMPULSÓRIOS ELETROBRÁS	7.068.250,15	-	-	7.068.250,15
1407	DESPESAS PAGAS ANTECIPADAMENTE	31.586,06	1.175.451,97	- 1.012.087,08	194.950,95
140701	DESPESAS PAGAS ANTECIPADAMENTE	31.586,06	1.175.451,97	- 1.012.087,08	194.950,95
14070101	DESPESAS PAGAS ANTECIPADAMENTE	31.586,06	1.175.451,97	- 1.012.087,08	194.950,95
1207010101	DESPESAS PAGAS ANTECIPADAMENTE	31.586,06	-	- 31.586,06	-
1207010103	LUCROS CESSANTES, INCÊNDIO E EXPLOSÃO	-	1.175.451,97	- 980.501,02	194.950,95
1408	INVESTIMENTOS TEMPORÁRIOS	141.811,16	616.715,73	- 758.526,89	-
140802	OUTROS INVESTIMENTOS TEMPORÁRIOS	141.811,16	616.715,73	- 758.526,89	-
14080201	OUTROS INVESTIMENTOS TEMPORÁRIOS	141.811,16	616.715,73	- 758.526,89	-
1208020199	BENS A ALIENAR	141.811,16	616.715,73	- 758.526,89	-
1409	DIVIDENDOS E JUROS S/ CAP. PRÓPRIO A RECEBER	2.776.733,57	-	-	2.776.733,57
140901	DIVIDENDOS A RECEBER	2.776.733,57	-	-	2.776.733,57
14090101	DIVIDENDOS A RECEBER - EMPRESAS CONTROLADAS	2.776.733,57	-	-	2.776.733,57
1209010101	DIVIDENDOS A RECEBER - EMPRESAS CONTROLADAS	2.776.733,57	-	-	2.776.733,57
1416	CRÉDITOS COM EMPRESAS LIGADAS - LP	773.692,78	114.662.663,25	- 114.689.089,84	747.266,19
141601	CRÉDITOS EMPRESAS LIGADAS - OP. FINANCEIRAS	773.692,77	979.967,04	- 1.006.393,63	747.266,18
14160101	CRÉDITOS C/EMPRESAS LIGADAS - OP. FINANCEIRAS	773.692,77	979.967,04	- 1.006.393,63	747.266,18
1202020201	MÚTUOS A RECEBER - EMPRESAS LIGADAS	773.860,13	979.322,11	- 1.005.916,06	747.266,18
1202030201	TÍTULOS A RECEBER- EMPRESAS LIGADAS	- 167,36	644,93	- 477,57	-
141605	CRÉDITOS DIVERSOS COM EMPRESAS LIGADAS	0,01	113.682.696,21	- 113.682.696,21	0,01
14160501	CRÉDITOS DIVERSOS COM EMPRESAS LIGADAS	0,01	113.682.696,21	- 113.682.696,21	0,01
1202010109	PETROBRAS	37.037.189,75	40.398.607,37	- 77.040.651,79	395.145,33
1202010113	PROVISÃO PARA PERDAS COM CRÉDITOS - EMPRESA LIGADA	- 37.037.189,74	73.284.088,84	- 36.642.044,42	- 395.145,32
1421	INVESTIMENTOS	49.093.396,64	655.957,49	- 776.498,75	48.972.855,38
142101	PARTICIP EMP CONTROL CONTR CONJUNTO NO PAIS	48.891.455,32	655.957,49	- 655.957,49	48.891.455,32
14210101	PARTICIP EMP CONTROL E CONTR CONJUNTO NO PAIS	48.891.455,32	454.824,75	- 454.824,75	48.891.455,32
1301010101	PARTICIPAÇÃO EM EMPRESAS CONTROLADAS	48.891.455,32	450.000,00	- 450.000,00	48.891.455,32
1301010102	PARTICIPAÇÃO EM EMPRESAS CONTROLADAS EM CONJUNTO	-	4.824,75	- 4.824,75	-
14210102	COMBINAÇÃO DE NEGÓCIOS - QUATTOR	-	201.132,74	- 201.132,74	-
1301010201	PARTICIPAÇÃO EM EMPRESAS CONTROLADAS - QUATTOR	-	201.132,74	- 201.132,74	-
142103	OUTROS INVESTIMENTOS	201.941,32	-	- 120.541,26	81.400,06
14210301	PARTICIPAÇÃO EM OUTRAS EMPRESAS	201.941,32	-	- 120.541,26	81.400,06
1301030101	PARTICIPAÇÃO EM OUTRAS EMPRESAS AO CUSTO	201.941,32	-	- 120.541,26	81.400,06
1301051001	PARTICIP.CONTROL. LANTANA - BS10	2.001,43	-	-	2.001,43
1301051002	RESULTADO NO EXTERIOR - CONTROLADA DIRETA - BS10	- 2.001,43	-	-	- 2.001,43
1422	IMOBILIZADO	601.073.518,34	161.781.532,49	- 172.971.711,12	589.883.339,71
142201	BENS IMÓVEIS	199.370.382,99	907.452,30	-	200.277.835,29
14220101	TERRENOS	14.797.071,05	-	-	14.797.071,05
1302010101	TERRENOS	14.797.071,05	-	-	14.797.071,05
14220102	EDIFICAÇÕES	173.568.380,42	907.452,30	-	174.475.832,72
1302010201	EDIFICAÇÕES E CONSTRUÇÕES	173.568.380,42	907.452,30	-	174.475.832,72
14220103	BENFEITORIAS	11.004.931,52	-	-	11.004.931,52
1302010202	BENFEITORIAS	11.004.931,52	-	-	11.004.931,52
142202	MÁQUINAS, EQUIPAMENTOS E INSTALAÇÕES	1.079.760.008,34	66.779.337,88	- 19.997.880,25	1.126.541.465,97
14220201	MÁQUINAS E EQUIPAMENTOS	1.003.143.907,24	66.778.421,79	- 19.997.880,25	1.049.924.448,78
1302020101	MÁQUINAS E EQUIPAMENTOS	1.003.143.907,24	66.778.421,79	- 19.997.880,25	1.049.924.448,78
14220202	INSTALAÇÕES INDUSTRIAIS	76.081.463,61	916,09	-	76.082.379,70
1302020201	INSTALAÇÕES INDUSTRIAIS	76.081.463,61	916,09	-	76.082.379,70
14220204	MÁQUINAS E EQUIPAMENTOS - ALMOXARIFADO	534.637,49	-	-	534.637,49
1302020103	MAQ E EQUIP - ALMOXARIFADO	534.637,49	-	-	534.637,49
142204	ADITIVOS E QUIMICOS	8.323.479,42	5.778.836,39	- 117,02	14.102.198,79
14220401	ADITIVOS E QUIMICOS	8.323.479,42	5.778.836,39	- 117,02	14.102.198,79
1302040101	ADITIVOS E QUIMICOS	8.323.479,42	5.778.836,39	- 117,02	14.102.198,79
142205	BENS MÓVEIS	56.825.060,01	4.890.424,92	- 340.733,08	61.374.751,85
14220501	BENS MÓVEIS	56.825.060,01	4.890.424,92	- 340.733,08	61.374.751,85
1302050101	VEÍCULOS	2.275.246,26	-	-	2.275.246,26
1302050102	EQUIPTOS E BENS DE INFORMÁTICA	13.754.700,18	4.089.369,60	- 340.728,46	17.503.341,32
1302050103	EQUIPAMENTOS DE LABORATÓRIO	13.280.568,29	749.391,13	- 0,01	14.029.959,41
1302050104	EQUIPAMENTOS DE SEGURANÇA	6.211.801,86	42.877,65	- 4,61	6.254.674,90
1302050105	MÓVEIS E UTENSÍLIOS	19.244.402,43	8.786,54	-	19.253.188,97
1302050107	FERRAMENTAS DE OFICINA	1.791.110,62	-	-	1.791.110,62
1302050110	BENS ARRENDADOS	267.230,37	-	-	267.230,37
142207	IMOBILIZAÇÕES EM ANDAMENTO	110.690.342,82	41.778.682,61	- 89.410.218,43	63.058.807,00
14220701	PROJETOS EM ANDAMENTO E ORDENS DE INVESTIMENT	79.582.867,44	30.076.304,51	- 73.409.631,72	36.249.540,23
1302070101	PROJETOS EM ANDAMENTO - EMPREENDIMENTOS	76.266.114,64	12.209.381,14	- 52.750.898,96	35.724.596,82
1302070102	IMOBILIZADO EM ANDAMENTO - ORDENS DE INVESTIMENTOS	2.437.863,34	15.377.647,53	- 16.738.455,59	1.077.055,28
1302070103	ENCARGOS FINANCEIROS CAPITALIZADOS	1.815.600,09	-	- 1.722.578,16	93.021,93
1302070104	PROJETOS EM ANDAMENTO - TRANSITÓRIA DE ADTO	- 1.048.637,13	2.469.797,99	- 2.095.014,20	- 673.853,34
1302070105	ICMS SOBRE PROJETOS A CAPITALIZAR	-	9.759,90	- 9.759,90	-
1302070106	ICMS CAPITALIZADO SOBRE PROJETOS	111.926,50	9.717,95	- 92.924,91	28.719,54
14220702	ADIANTAMENTO A FORNECEDORES	1.037.852,92	2.192.160,78	- 2.557.844,70	672.169,00
1302070201	ADIANTAMENTO A FORNECEDORES NACIONAIS	825.790,95	1.018.684,05	- 1.323.551,06	520.923,94
1302070202	ADIANTAMENTO A FORNECEDORES NO EXTERIOR	222.040,10	1.076.330,15	- 1.146.246,93	152.929,40
1302070203	ADTO.A FORNEC. NO EXTERIOR - ME (VARIAÇÃO CAMBIAL)	- 10.784,21	97.146,58	- 88.046,71	- 1.684,34

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
14220703	PARADAS EM FORMAÇÃO	30.069.622,46	9.510.217,32	- 13.442.742,01	26.137.097,77
1302070301	PARADAS EM FORMAÇÃO	30.069.622,46	9.510.217,32	- 13.442.742,01	26.137.097,77
142208	ESTOQUES	23.497.813,03	22.674.369,75	- 22.394.029,13	23.778.153,65
14220801	ESTOQUE DE PROJETOS, SOBRESSALENTES E PARADAS	23.497.813,03	22.674.369,75	- 22.394.029,13	23.778.153,65
1302080101	ESTOQUE PROJETOS E SOBRESSALENTES - MAT INSTALAÇÃO	23.378.596,17	21.862.487,26	- 21.682.865,52	23.558.217,91
1302080102	ESTOQUE PROJETOS E PARADAS - MÁQUINAS E EQUIPAM.	119.216,86	811.882,49	- 711.163,61	219.935,74
142209	PROVISÃO PARA REDUÇÃO AO VALOR RECUPERÁVEL	- 909.067,65	-	-	- 909.067,65
14220902	PROVISÃO PLANTAS DESATIVADAS	- 909.067,65	-	-	- 909.067,65
1302090205	PROVISÃO PARA REDUÇÃO AO VALOR RECUPERÁVEL - PP6	- 909.067,65	-	-	- 909.067,65
142251	BENS IMÓVEIS - DEPRECIAÇÃO ACUMULADA	- 75.135.604,70	-	- 2.517.138,84	- 77.652.743,54
14225102	EDIFICAÇÕES - DEPRECIAÇÃO ACUMULADA	- 70.733.265,11	-	- 2.334.602,34	- 73.067.867,45
1302510201	EDIFICAÇÕES E CONSTRUÇÕES - DEPREC. ACUMULADA	- 70.733.265,11	-	- 2.334.602,34	- 73.067.867,45
1302510204	EDIFICAÇÕES E CONSTRUÇÕES - FISCAL - DEPREC.ACUM.	- 7.056.280,90	-	-	- 7.056.280,90
1302510205	EDIFICAÇÕES E CONSTRUÇÕES - DEPREC. ACUM. - RTT	7.056.280,90	-	-	7.056.280,90
14225103	BENFEITORIAS - DEPRECIAÇÃO ACUMULADA	- 4.402.339,59	-	- 182.536,50	- 4.584.876,09
1302510202	BENFEITORIAS - DEPRECIAÇÃO ACUMULADA	- 4.402.339,59	-	- 182.536,50	- 4.584.876,09
1302510206	BENFEITORIAS - FISCAL - DEPREC ACUMULADA	696.327,72	-	-	696.327,72
1302510207	BENFEITORIAS - DEPREC ACUMULADA - RTT	- 696.327,72	-	-	- 696.327,72
142252	MÁQUINAS, EQUIPAM. E INST.- DEPREC. ACUMULADA	- 761.739.184,34	18.904.399,67	- 34.763.707,82	- 777.598.492,49
14225201	MÁQUINAS E EQUIPTOS.- DEPRECIAÇÃO ACUMULADA	- 698.808.429,60	18.904.399,67	- 33.850.236,11	- 713.754.266,04
1302520101	MÁQUINAS E EQUIPTOS. - DEPRECIAÇÃO ACUMULADA	- 698.808.429,60	18.904.399,67	- 33.850.236,11	- 713.754.266,04
1302520104	MAQUINAS E EQUIPTOS - FISCAL - DEPREC. ACUMULADA	- 168.578.169,11	-	-	- 168.578.169,11
1302520105	MAQUINAS E EQUIPTOS - DEPREC. ACUMULADA - RTT	168.578.169,11	-	-	168.578.169,11
14225202	INSTALAÇÕES INDUSTRIAIS - DEPREC. ACUMULADA	- 62.560.575,70	-	- 901.618,86	- 63.462.194,56
1302520201	INSTALAÇÕES INDUSTRIAIS - DEPREC. ACUMULADA	- 62.560.575,70	-	- 901.618,86	- 63.462.194,56
1302520202	INSTALAÇÕES INDUSTRIAIS - FISCAL DEPREC. ACUMULADA	- 2.524.274,27	-	-	- 2.524.274,27
1302520203	INSTALAÇÕES INDUSTRIAIS - DEPREC. ACUMULADA - RTT	2.524.274,27	-	-	2.524.274,27
14225204	MAQ E EQUIP - ALMOXARIFADO - DEPREC.ACUMULADA	- 370.179,04	-	- 11.852,85	- 382.031,89
1302520103	MAQ E EQUIP - ALMOXARIFADO - DEPREC.ACUMULADA	- 370.179,04	-	- 11.852,85	- 382.031,89
142254	ADITIVOS E QUÍMICOS - DEPRECIAÇÃO ACUMULADA	- 2.416.832,73	-	- 815.754,71	- 3.232.587,44
14225401	ADITIVOS E QUÍMICOS - DEPRECIAÇÃO ACUMULADA	- 2.416.832,73	-	- 815.754,71	- 3.232.587,44
1302540101	CATALISADORES - DEPRECIAÇÃO ACUMULADA	- 2.416.832,73	-	- 815.754,71	- 3.232.587,44
142255	BENS MÓVEIS - DEPRECIAÇÃO ACUMULADA	- 37.192.878,85	68.028,97	- 2.732.131,84	- 39.856.981,72
14225501	VEÍCULOS - DEPRECIAÇÃO ACUMULADA	- 2.270.554,44	-	- 4.547,70	- 2.275.102,14
1302550101	VEÍCULOS - DEPRECIAÇÃO ACUMULADA	- 2.270.554,44	-	- 4.547,70	- 2.275.102,14
1302550112	VEÍCULOS - FISCAL DEPRECIAÇÃO ACUMULADA	- 1.706.808,72	-	-	- 1.706.808,72
1302550121	VEÍCULOS - DEPRECIAÇÃO ACUMULADA - RTT	1.706.808,72	-	-	1.706.808,72
14225502	EQUIPTOS. E BENS DE INFORMÁTICA-DEPREC. ACUM.	- 9.858.076,61	68.023,93	- 1.221.910,84	- 11.011.963,52
1302550102	EQUIPTOS. E BENS DE INFORMÁTICA-DEPREC. ACUM.	- 9.858.076,61	68.023,93	- 1.221.910,84	- 11.011.963,52
1302550113	EQUIPTOS. E BENS INFORMÁTICA- FISCAL DEPREC. ACUM.	810.483,69	-	-	810.483,69
1302550122	EQUIPTOS E BENS INFORMÁTICA - DEP. ACUMULADA - RTT	- 810.483,69	-	-	- 810.483,69
14225503	EQUIPTOS. DE LABORATÓRIO -DEPREC. ACUMULADA	- 8.361.028,43	0,01	- 387.419,97	- 8.748.448,39
1302550103	EQUIPTOS. DE LABORATÓRIO -DEPREC. ACUMULADA	- 8.361.028,43	0,01	- 387.419,97	- 8.748.448,39
1302550115	EQUIPTOS. DE LABORATÓRIO-FISCAL DEPREC. ACUMULADA	100.853,93	-	-	100.853,93
1302550123	EQUIPTOS DE LABORATORIO - DEP. ACUMULADA - RTT	- 100.853,93	-	-	- 100.853,93
14225504	EQUIPTOS. DE SEGURANÇA - DEPREC. ACUMULADA	- 2.872.156,30	-	- 299.276,88	- 3.171.433,18
1302550104	EQUIPTOS. DE SEGURANÇA - DEPREC. ACUMULADA	- 2.872.156,30	-	- 299.276,88	- 3.171.433,18
1302550116	EQUIPTOS. DE SEGURANÇA - FISCAL DEPREC. ACUMULADA	- 399.689,15	-	-	- 399.689,15
1302550124	EQUIPTOS. DE SEGURANÇA - DEP. ACUMULADA - RTT	399.689,15	-	-	399.689,15
14225505	MÓVEIS E UTENSÍLIOS - DEPRECIAÇÃO ACUMULADA	- 12.171.130,44	5,03	- 775.485,27	- 12.946.610,68
1302550105	MÓVEIS E UTENSÍLIOS - DEPRECIAÇÃO ACUMULADA	- 12.171.130,44	5,03	- 775.485,27	- 12.946.610,68
1302550117	MÓVEIS E UTENSÍLIOS - FISCAL DEPRECIAÇÃO ACUMULADA	663.268,87	-	-	663.268,87
1302550125	MÓVEIS E UTENSÍLIOS - DEP. ACUMULADA - RTT	- 663.268,87	-	-	- 663.268,87
14225506	FERRAMENTAS DE OFICINA - DEPRECIAÇÃO ACUMULAD	- 1.392.702,26	-	- 43.491,18	- 1.436.193,44
1302550107	FERRAMENTAS DE OFICINA - DEPRECIAÇÃO ACUMULADA	- 1.392.702,26	-	- 43.491,18	- 1.436.193,44
1302550118	FERRAMENTAS DE OFICINA - FISCAL DEPREC. ACUMULADA	- 5.883.656,08	-	-	- 5.883.656,08
1302550126	FERRAMENTAS DE OFICINA - DEP. ACUMULADA - RTT	5.883.656,08	-	-	5.883.656,08
14225507	BENS ARRENDADOS - DEPRECIAÇÃO ACUMULADA	- 267.230,37	-	-	- 267.230,37
1302550110	BENS ARRENDADOS - DEPRECIAÇÃO ACUMULADA	- 267.230,37	-	-	- 267.230,37
1423	INTANGÍVEL	257.947.513,21	5.000.000,01	- 3.068.778,36	259.878.734,86
142301	INTANGÍVEL	544.773.406,06	2.500.000,00	-	547.273.406,06
14230101	SOFTWARE	54.084.784,47	2.500.000,00	-	56.584.784,47
1304010101	SOFTWARE	54.084.784,47	2.500.000,00	-	56.584.784,47
14230102	MARCAS E PATENTES	72.314.925,54	-	-	72.314.925,54
1304010201	MARCAS E PATENTES	72.314.925,54	-	-	72.314.925,54
14230103	ÁGIOS RENTABILIDADE FUTURA	418.373.696,05	-	-	418.373.696,05
1304010315	POLIETILENOS RENTABILIDADE FUTURA	418.373.696,05	-	-	418.373.696,05
142307	INTAGÍVEIS EM ANDAMENTO	2.503.532,21	2.500.000,01	- 2.500.000,00	2.503.532,22
14230701	INTAGÍVEIS EM ANDAMENTO	2.503.532,21	2.500.000,01	- 2.500.000,00	2.503.532,22
1304070101	INTANGÍVEIS EM ANDAMENTO	2.503.532,21	2.500.000,01	- 2.500.000,00	2.503.532,22
142351	INTANGÍVEL - AMORTIZAÇÃO ACUMULADA	- 289.329.425,06	-	- 568.778,36	- 289.898.203,42
14235101	SOFTWARE - AMORTIZAÇÃO ACUMULADA	- 51.467.193,00	-	- 567.711,42	- 52.034.904,42
1304510101	SOFTWARE - AMORTIZAÇÃO ACUMULADA	- 51.467.193,00	-	- 567.711,42	- 52.034.904,42
1304510102	SOFTWARE - FISCAL AMORTIZAÇÃO ACUMULADA	5.201.167,98	-	-	5.201.167,98
1304510117	SOFTWARE - FISCAL AMORT ACUMULADA-LEI 12.973 - RTT	- 5.201.167,98	-	-	- 5.201.167,98
14235102	MARCAS E PATENTES - AMORTIZAÇÃO ACUMULADA	- 72.308.646,24	-	- 1.066,94	- 72.309.713,18
1304510201	MARCAS E PATENTES - AMORTIZAÇÃO ACUMULADA	- 72.308.646,24	-	- 1.066,94	- 72.309.713,18
1304510233	MARCAS E PATENTES - FISCAL - AMORT ACUMUL.	366.948,59	-	-	366.948,59
1304510234	MARCAS E PATENTES - AMORT ACUMULADA - RTT	- 366.948,59	-	-	- 366.948,59
14235103	ÁGIOS RENT. FUTURA - AMORTIZAÇÃO ACUMULADA	- 165.553.585,82	-	-	- 165.553.585,82
1304510315	POLIETILENOS RENT FUTURA - AMORT ACUMULADA	- 165.553.585,82	-	-	- 165.553.585,82
2	PASSIVO	- 2.637.044.556,42	11.000.987.575,75	- 10.875.017.927,84	- 2.511.074.908,51
21	CIRCULANTE	- 259.912.482,55	10.788.785.800,62	- 10.742.866.954,58	- 213.993.646,51
2101	FORNECEDORES	- 64.136.789,09	7.678.232.953,66	- 7.762.813.272,71	- 148.717.107,14
210101	FORNECEDORES MERCADO INTERNO	- 56.900.839,64	7.584.113.181,53	- 7.668.600.034,21	- 141.387.692,32
21010101	FORNECEDORES TERCEIROS MI	- 38.571.121,92	1.426.044.824,44	- 1.439.775.771,47	- 52.302.068,95
2101010101	FORNECEDORES NACIONAIS	- 32.065.944,68	1.248.471.516,43	- 1.261.590.167,80	- 45.184.596,05
2101010102	FORNECEDORES (FOLHA DE PAGAMENTO)	- 37.730,83	26.204.358,13	- 26.167.086,04	- 458,74
2101010103	FORNECEDORES (TRANSITÓRIA EM/EF)	- 10.124.112,10	132.163.353,28	- 129.205.136,70	- 7.165.895,52
2101010104	FORNECEDORES MI - AJUSTE A VALOR PRESENTE	90.731,56	410.127,97	- 444.533,91	56.325,62
2101010131	FORNECEDORES NACIONAIS (VARIAÇÃO CAMBIAL)	- 8.839,47	212.451,78	- 211.056,57	- 7.444,26
2101010195	FORNECEDORES NACIONAIS - AJUSTES INTERCOMPANY	3.574.773,60	18.583.016,85	- 22.157.790,45	-
21010102	FORNECEDORES EMPRESAS LIGADAS MI	- 18.329.717,72	6.158.068.357,09	- 6.228.824.262,74	- 89.085.623,37
2101010108	FORNECEDORES MI - EMP.LIG - AJUSTE VALOR PRESENTE	-	72,04	- 72,04	-
2101010201	FORNECEDORES EMPRESAS LIGADAS MI	- 93.125.958,52	6.158.068.285,05	- 6.140.209.548,41	- 75.267.221,88
2101010202	FORNECEDORES MP 694	- 13.818.401,49	-	-	- 13.818.401,49

5

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/05/2017)
2101010203	FORNECEDORES EMPRESAS LIGADAS MI - TRANSF. LP	88.614.642,29	-	-88.614.642,29	-
210102	FORNECEDORES MERCADO EXTERNO	-1.746.031,42	79.538.589,53	-80.630.902,74	-2.838.344,63
21010201	FORNECEDORES TERCEIROS ME	-1.693.726,90	79.124.469,90	-79.887.446,67	-2.456.703,67
2101020101	FORNECEDORES EXTERNOS	-1.701.263,60	78.525.904,47	-79.290.445,73	-2.465.804,86
2101020102	FORNECEDORES EXTERNOS (VARIAÇÃO CAMBIAL)	7.536,70	586.349,65	-587.560,07	6.326,28
2101020104	FORNECEDORES ME - AJUSTE A VALOR PRESENTE	-	12.215,78	-9.440,87	2.774,91
21010202	FORNECEDORES EMPRESAS LIGADAS ME	-52.304,52	414.119,63	-743.456,07	-381.640,96
2101020201	FORNECEDORES EMPRESAS LIGADAS-ME	-51.016,52	329.794,89	-668.322,84	-389.544,47
2101020202	FORNECEDORES EMPRESAS LIGADAS-ME(VARIAÇÃO CAMBIAL)	-1.288,00	84.324,74	-75.133,23	7.903,51
210103	FORNECEDORES DE SEGUROS	-5.489.917,03	14.581.182,60	-13.582.335,76	-4.491.070,19
21010301	FORNECEDORES DE SEGUROS	-5.489.917,03	14.581.182,60	-13.582.335,76	-4.491.070,19
2101030102	FORNECEDORES SEGUROS A PAGAR - MI	-5.489.917,03	10.123.199,76	-5.330.665,33	-697.382,60
2101030103	FORNECEDORES SEGUROS A PAGAR - USD	-	4.457.982,84	-8.251.670,43	-3.793.687,59
2104	IMPOSTOS, TAXAS E CONTRIBUIÇÕES	-49.356.593,05	939.806.723,09	-914.314.685,51	-23.864.555,47
210401	IMPOSTOS / TAXAS / CONTRIBUIÇÃO FEDERAL	-42.970.818,15	500.958.388,99	-475.094.409,05	-17.106.838,21
21040101	IMPOSTO RENDA	-29.114.716,70	98.376.684,50	-77.102.491,37	-7.840.523,57
2104010101	IMPOSTO DE RENDA SOBRE LUCRO REAL	-27.852.038,31	92.239.047,50	-71.169.490,55	-6.782.481,36
2104010102	IR FONTE-RENDIMENTO PAGO-CREDITO DE INTEGR.	-1.185.176,18	5.643.705,22	-5.463.956,29	-1.005.427,25
2104010103	IR FONTE-RENDIMENTO PAGO-CREDITO DE TERCEIRO	-77.567,24	463.801,13	-438.984,83	-52.750,94
2104010104	IR FONTE S/ OPERAÇÕES COM MERCADO EXTERNO	65,03	30.130,65	-30.059,70	135,98
21040102	IPI	-2.127.484,57	31.057.216,16	-31.825.514,13	-2.895.782,54
2104010201	IPI - NORMAL	-2.127.484,57	31.057.216,16	-31.825.514,13	-2.895.782,54
21040103	COFINS	-	271.294.007,12	-273.807.366,47	-2.513.359,35
2104010301	COFINS SOBRE FATURAMENTO DO MÊS	-	271.294.007,12	-273.807.366,47	-2.513.359,35
21040104	PIS	-	59.106.460,96	-59.651.645,04	-545.184,08
2104010401	PIS SOBRE FATURAMENTO	-	59.106.460,96	-59.651.645,04	-545.184,08
21040105	CONTRIBUIÇÃO SOCIAL	-10.360.410,41	35.191.605,63	-27.311.965,79	-2.480.770,57
2104010501	CONTRIBUIÇÃO SOCIAL A RECOLHER	-10.360.410,41	35.191.605,63	-27.311.965,79	-2.480.770,57
21040106	INSS - TERCEIROS	-968.028,55	4.320.016,55	-3.834.459,02	-482.471,02
2104010601	INSS - AUTÔNOMOS E COOPERATIVAS	-8.934,88	19.542,72	-12.246,19	-1.638,35
2104010602	INSS SOBRE PRESTAÇÃO DE SERVIÇOS	-959.093,67	4.300.473,83	-3.822.212,83	-480.832,67
21040199	OUTROS IMPOSTOS FEDERAIS	-400.177,92	1.612.398,07	-1.560.967,23	-348.747,08
2104019906	RETENÇÃO PIS/COFINS/CSLL MP135	-294.006,94	1.612.398,07	-1.560.967,23	-242.576,10
2104019909	PIS e COFINS - ANOS ANTERIORES	-106.170,98	-	-	-106.170,98
210402	IMPOSTOS E TAXAS ESTADUAIS	-6.060.630,73	436.728.803,44	-437.277.216,47	-6.598.943,76
21040201	ICMS	-6.050.206,56	436.728.119,95	-437.276.857,15	-6.598.943,76
2104020101	ICMS - NORMAL	-5.819.402,97	433.529.996,93	-434.119.989,88	-6.409.395,92
2104020103	ICMS - DIFERENCIAL DE ALIQUOTA	-230.803,59	3.198.123,02	-3.156.867,27	-189.547,84
21040202	ICMS - SUBSTITUTO / DIFERIDO	-324,17	683,49	-359,32	-
2104020202	ICMS DIFERIDO SOBRE ALIMENTAÇÃO	-60,28	101,88	-41,60	-
2104020203	ICMS SUBSTITUTO SOBRE TRANSPORTES	-263,89	581,61	-317,72	-
210403	IMPOSTOS E TAXAS MUNICIPAIS	-335.244,17	2.119.530,66	-1.943.059,99	-158.773,50
21040301	ISS	-335.244,17	2.119.530,66	-1.943.059,99	-158.773,50
2104030103	ISS RETIDO NA FONTE A RECOLHER - TERCEIROS	-335.244,17	2.119.530,66	-1.943.059,99	-158.773,50
2105	DIVIDENDOS/JUROS S/ CAPITAL PRÓPRIO A PAGAR	-16.435.567,12	16.435.567,12	-16.435.567,12	-16.435.567,12
210501	DIVIDENDOS A PAGAR	-16.435.567,12	16.435.567,12	-16.435.567,12	-16.435.567,12
21050102	DIVIDENDOS A PAGAR - EMPRESAS LIGADAS	-16.435.567,12	16.435.567,12	-16.435.567,12	-16.435.567,12
2105010201	DIVIDENDOS A PAGAR - EMPRESAS LIGADAS	-16.435.567,12	16.435.567,12	-16.435.567,12	-16.435.567,12
2107	ADIANTAMENTOS DE CLIENTES	-213.399,07	12.385.779,87	-14.064.180,60	-1.891.799,80
210701	ADIANTAMENTOS DE CLIENTES MI	-213.399,07	954.565,30	-956.295,22	-215.128,99
21070101	ADIANTAMENTOS DE CLIENTES - TERCEIROS MI	-213.399,07	954.565,30	-956.295,22	-215.128,99
2107010101	ADIANTAMENTOS DE CLIENTES NACIONAIS	-213.399,07	954.565,30	-956.295,22	-215.128,99
210702	ADIANTAMENTOS DE CLIENTES-ME	-	11.431.214,57	-13.107.885,38	-1.676.670,81
21070201	ADIANTAMENTOS DE CLIENTES - TERCEIROS ME	-	11.431.214,57	-13.107.885,38	-1.676.670,81
2107020101	ADIANTAMENTOS DE CLIENTES EXTERNOS-ME	-	11.290.082,48	-12.955.157,83	-1.665.075,35
2107020102	ADIANTOS.DE CLIENTES EXTERNOS-ME(VARIAÇÃO CAMBIAL)	-	141.132,09	-152.727,55	-11.595,46
2108	SALÁRIOS E ENCARGOS SOCIAIS	-15.190.226,36	108.494.306,61	-109.477.134,54	-16.173.054,29
210801	SALÁRIOS A PAGAR	-17.366,67	84.398.171,23	-84.188.345,90	192.458,66
21080101	SALÁRIOS A PAGAR	-17.366,67	84.398.171,23	-84.188.345,90	192.458,66
2108010101	SALÁRIOS A PAGAR	-17.366,67	84.398.171,23	-84.188.345,90	192.458,66
210802	ENCARGOS SOCIAIS E TRABALHISTAS	-7.931.756,68	14.474.959,71	-17.083.454,84	-10.540.251,81
21080201	PROVISÕES SOBRE SALÁRIOS	-6.570.562,25	1.303.542,07	-4.274.674,00	-9.541.694,18
2108020101	PROVISÃO PARA DÉCIMO TERCEIRO SALÁRIO	-	89.704,87	-2.531.278,97	-2.441.574,10
2108020102	PROVISÃO PARA FÉRIAS	-6.570.444,52	1.213.719,47	-1.743.395,03	-7.100.120,08
2108020104	GASTOS A PAGAR - INTEGRANTES TRANSFERIDOS	-117,73	117,73	-	-
21080202	INSS SOBRE ASSALARIADOS	-850.838,08	7.634.310,73	-7.508.553,50	-725.080,85
2108020201	INSS SOBRE RENDA ASSALARIADOS	-850.838,08	7.634.310,73	-7.508.553,50	-725.080,85
21080204	FGTS	-505.253,11	2.989.681,72	-2.796.399,23	-311.970,62
2108020401	FGTS A RECOLHER	-505.253,11	2.989.681,72	-2.796.399,23	-311.970,62
21080206	CONTRIBUIÇÕES SOBRE FOLHA DE PAGAMENTO	-10.461,37	200.674,38	-196.308,29	-6.095,28
2108020601	CONTRIBUIÇÃO SESI	-14.582,81	140.380,36	-136.014,27	-10.216,72
2108020604	CONTRIBUIÇÃO SINDICAL A RECOLHER	4.121,44	60.294,02	-60.294,02	4.121,44
21080207	PREVIDÊNCIA PRIVADA	5.358,13	2.346.750,81	-2.307.519,82	44.589,12
2108020702	ODEPREV	5.358,13	2.346.750,81	-2.307.519,82	44.589,12
210803	OUTROS DESCONTOS SOBRE FOLHA PAGAMENTO	-108.179,29	731.663,14	-735.743,17	-112.259,32
21080301	OUTROS DESCONTOS SOBRE FOLHA PAGAMENTO	-108.179,29	731.663,14	-735.743,17	-112.259,32
2108030101	CLUBES DOS EMPREGADOS	-384,58	26.869,40	-26.869,40	-384,58
2108030102	MENSALIDADE SINDICAL	7.471,32	43.617,75	-43.617,75	7.471,32
2108030104	PENSÃO ALIMENTÍCIA	-144.313,34	181.697,74	-183.612,12	-146.227,72
2108030105	EMPRÉSTIMOS CONSIGNADOS	29.047,31	479.478,25	-481.643,90	26.881,66
210804	PARTICIPAÇÃO NOS LUCROS E RESULTADOS	-7.132.923,72	8.889.512,53	-7.469.590,63	-5.713.001,82
21080401	PARTICIPAÇÃO NOS LUCROS E RESULTADOS	-7.132.923,72	8.889.512,53	-7.469.590,63	-5.713.001,82
2108040101	PARTICIPAÇÃO NOS LUCROS E RESULTADOS A PAGAR	-7.132.923,72	8.889.512,53	-7.469.590,63	-5.713.001,82
2109	DEMAIS CONTAS A PAGAR CP	-1.610.021,03	1.916.544.928,44	-1.916.203.601,73	-1.268.694,32
210901	DEMAIS CONTAS A PAGAR CP	-1.610.021,03	1.916.544.928,44	-1.916.203.601,73	-1.268.694,32
21090101	COMISSÕES A PAGAR	-65.528,15	2.735.309,15	-2.670.563,68	-782,68
2109010101	COMISSÕES A PAGAR	-65.528,15	2.735.309,15	-2.670.563,68	-782,68
21090103	CREDORES DIVERSOS	-395.969,55	1.913.809.619,29	-1.913.505.929,72	-92.279,98
2109010301	NOTAS DE CRÉDITO - CLIENTES	-	241.665,25	-241.665,25	-
2109010302	NOTAS DE CRÉDITO - FORNECEDORES	-39.471,18	25.632.145,11	-25.595.837,83	-3.163,90
2109010303	CREDORES DIVERSOS	-283.977,55	4.248.815,72	-3.964.838,17	-
2109010304	CRÉDITOS A LOCALIZAR	-	1.883.621.891,21	-1.883.621.891,21	-
2109010316	ACORDO JUDICIAL CLAUSULA 4ª	-47.010,53	-	-	-47.010,53
2109010317	ACORDO TRABALHISTA - PENSÃO	-25.510,29	65.102,00	-81.697,26	-42.105,55
21090104	OUTRAS CONTAS A PAGAR	-1.148.523,33	-	-27.108,33	-1.175.631,66
2109010403	PROVISÕES DE SERVIÇOS E OUTROS	-1.148.523,33	-	-27.108,33	-1.175.631,66

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
2110	PROVISÕES	- 8.499.191,00	5.199.276,55	- 2.329.229,86	- 5.629.144,31
211002	PROVISÕES DIVERSAS	- 8.499.191,00	5.199.276,55	- 2.329.229,86	- 5.629.144,31
21100201	PROVISÕES DIVERSAS	- 8.499.191,00	5.199.276,55	- 2.329.229,86	- 5.629.144,31
2109010404	PROVISÕES - BONIFICAÇÃO	-	2.329.229,78	- 2.329.229,86	- 0,08
2109010405	PROVISÃO P/ REPARAÇÃO DE DANOS AMBIENTAIS	- 8.499.191,00	2.870.046,77	-	- 5.629.144,23
2116	CONTAS A PAGAR A EMPRESAS LIGADAS	- 104.470.696,83	111.686.265,28	- 7.229.292,51	- 13.724,06
211605	CONTAS A PAGAR DIVERSAS A EMPRESAS LIGADAS	- 104.470.696,83	111.686.265,28	- 7.229.292,51	- 13.724,06
21160501	CREDORES DIVERSOS - EMPRESAS LIGADAS	- 104.470.696,83	111.686.265,28	- 7.229.292,51	- 13.724,06
2109010308	NOTAS DE CRÉDITO - FORNECEDORES - EMP. LIGADAS	- 104.470.696,83	111.686.265,28	- 7.229.292,51	- 13.724,06
22	NÃO CIRCULANTE	- 295.301.138,74	112.584.436,79	- 32.533.624,92	- 215.250.326,87
2204	FORNECEDORES	- 103.687.970,51	89.614.199,61	- 5.819.304,33	- 19.893.075,23
220401	FORNECEDORES MERCADO INTERNO	- 103.655.208,39	88.649.120,51	- 4.496.761,31	- 19.502.849,19
22040101	FORNECEDORES TERCEIROS MI	- 15.040.566,10	34.478,22	- 4.496.761,31	- 19.502.849,19
2204010102	FORNECEDORES - LIMINAR CDE / ESS	- 15.040.566,10	-	- 4.456.536,73	- 19.497.102,83
2204010103	FORNECEDORES SEGUROS A PAGAR - MI	-	34.478,22	- 40.224,58	- 5.746,36
22040102	FORNECEDORES EMPRESAS LIGADAS MI	- 88.614.642,29	88.614.642,29	-	-
2204010201	FORNECEDORES EMPRESAS LIGADAS MI	- 88.614.642,29	88.614.642,29	-	-
220402	FORNECEDORES MERCADO EXTERNO	- 32.762,12	1.165.079,10	- 1.322.543,02	- 190.226,04
22040201	FORNECEDORES TERCEIROS ME	- 32.762,12	1.165.079,10	- 1.322.543,02	- 190.226,04
2204020101	FORNECEDORES EXTERNOS	- 31.586,06	31.586,06	-	-
2204020102	FORNECEDORES EXTERNOS (VARIAÇÃO CAMBIAL)	- 1.176,06	1.487,37	- 311,31	-
2204020104	FORNECEDORES SEGUROS A PAGAR - USD	-	1.132.005,67	- 1.322.231,71	- 190.226,04
2205	IMPOSTOS, TAXAS E CONTRIBUIÇÕES	- 267.084,35	92.478,10	- 676.811,47	- 851.417,72
220501	TRIBUTOS QUESTIONADOS JUDICIALMENTE	- 267.084,35	92.478,10	- 676.811,47	- 851.417,72
22050101	TRIBUTOS QUESTIONADOS SEM DEPOSITO JUDICIAL	- 267.084,35	92.478,10	- 676.811,47	- 851.417,72
2205010124	LIMINAR PIS COFINS REC. FIN. 00132545420164013300	- 36.094,00	92.478,10	- 56.384,10	-
2205010125	LIMINAR PIS COFINS REC. FIN. 00128557820164013300	- 230.990,35	-	- 620.427,37	- 851.417,72
2206	TRIBUTOS DIFERIDOS	- 162.240.959,89	19.072.054,34	- 23.358.866,33	- 166.527.771,88
220601	TRIBUTOS DIFERIDOS	- 162.240.959,89	19.072.054,34	- 23.358.866,33	- 166.527.771,88
22060101	IMPOSTO E CONTRIBUIÇÃO FEDERAIS DIFERIDOS	- 162.240.959,89	19.072.054,34	- 23.358.866,33	- 166.527.771,88
2206010101	IMPOSTO DE RENDA DIFERIDO PASSIVO	- 119.294.823,45	14.023.569,37	- 17.175.637,01	- 122.446.891,09
2206010103	CONTRIBUIÇÃO SOCIAL DIFERIDA - PASSIVA	- 42.946.136,44	5.048.484,97	- 6.183.229,32	- 44.080.880,79
2207	PASSIVO A DESCOBERTO EM CONTROL. C CONJ E COL	- 842.484,50	86.784,03	- 57.965,47	- 813.655,94
220701	PASSIVO DESCOBERTO - CONTROLADAS E CONT CONJ	- 842.484,50	86.784,03	- 57.965,47	- 813.655,94
22070101	PROV P/PERDAS EM CONTROLADAS E CONTR CONJUNTO	- 842.484,50	86.784,03	- 57.965,47	- 813.655,94
2207010101	PERDAS EM CONTROLADAS - PASSIVO A DESCOBERTO	- 842.484,50	86.784,03	- 57.965,47	- 813.655,94
2214	PROVISÕES	- 28.262.639,49	3.518.920,71	- 2.554.110,50	- 27.297.829,28
221401	PROVISÕES JUDICIAIS	- 12.762.695,48	3.518.920,71	- 2.554.110,50	- 11.797.885,27
22140101	PROVISÕES JUDICIAIS DIVERSAS	- 12.762.695,48	3.518.920,71	- 2.554.110,50	- 11.797.885,27
2208020101	PROVISÕES PROCESSOS TRABALHISTAS	- 10.375.793,53	1.315.109,43	- 285.078,91	- 9.345.763,01
2208020106	PROVISÕES PROCESSOS TRIBUTÁRIOS	- 2.203.811,28	2.203.811,28	-	-
2208020119	PROCESSOS PIS/COFINS 2006/2011	- 183.090,67	-	- 6.987,90	- 190.078,57
2208020171	Proc. IRPJ 10880994223201188	-	-	- 412.946,47	- 412.946,47
2208020172	Proc. CSLL 10880994222201133	-	-	- 1.849.097,22	- 1.849.097,22
221406	PROVISÕES DIVERSAS	- 15.499.944,01	-	-	- 15.499.944,01
22140601	PROVISÕES DIVERSAS	- 15.499.944,01	-	-	- 15.499.944,01
2208040102	PROVISÃO PARA REPARAÇÃO DE DANOS AMBIENTAIS	- 15.499.944,01	-	-	- 15.499.944,01
2215	DEMAIS CONTAS A PAGAR	-	-	- 66.576,82	- 66.576,82
221501	DEMAIS CONTAS A PAGAR	-	-	- 66.576,82	- 66.576,82
22150103	OUTRAS CONTAS A PAGAR	-	-	- 66.576,82	- 66.576,82
2208040105	ACORDO TRABALHISTA - PENSÃO	-	-	- 66.576,82	- 66.576,82
25	PATRIMÔNIO LÍQUIDO	- 2.081.830.935,13	99.617.338,34	- 99.617.338,34	- 2.081.830.935,13
2501	CAPITAL SOCIAL REALIZADO	- 1.571.288.103,00	-	- 715.592,32	- 1.572.003.695,32
250101	CAPITAL INTEGRALIZADO	- 1.571.288.103,00	-	- 715.592,32	- 1.572.003.695,32
25010101	CAPITAL SUBSCRITO	- 1.571.288.103,00	-	- 715.592,32	- 1.572.003.695,32
2501010106	CAPITAL SUBSCRITO - QUOTAS	- 1.571.288.103,00	-	- 715.592,32	- 1.572.003.695,32
2502	RESERVAS DE CAPITAL	- 715.592,32	715.592,32	-	-
250201	RESERVA DE INCENTIVOS FISCAIS	- 715.592,32	715.592,32	-	-
25020101	RESERVA DE INCENTIVOS FISCAIS	- 715.592,32	715.592,32	-	-
2502010102	ISENÇÃO IR SUDENE LEI 4239/63	- 715.592,32	715.592,32	-	-
2504	RESERVAS DE LUCROS	- 493.760.914,79	41.233.089,45	- 41.233.089,45	- 493.760.914,79
250401	RESERVA LEGAL	- 46.338.240,92	2.883.432,83	- 2.883.432,83	- 46.338.240,92
25040101	RESERVA LEGAL	- 46.338.240,92	2.883.432,83	- 2.883.432,83	- 46.338.240,92
2504010101	RESERVA LEGAL	- 46.338.240,92	2.883.432,83	- 2.883.432,83	- 46.338.240,92
250402	RESERVA DE RETENÇÃO DE LUCROS	- 447.422.673,87	38.349.656,62	- 38.349.656,62	- 447.422.673,87
25040201	RESERVA DE LUCROS - RETENÇÃO PARA EXPANSÃO	- 447.422.673,87	38.349.656,62	- 38.349.656,62	- 447.422.673,87
2504020101	RESERVA DE LUCROS - RETENÇÃO PARA EXPANSÃO	- 409.073.017,25	-	-	- 409.073.017,25
2504020102	DIVIDENDOS ADICIONAIS PROPOSTOS	- 38.349.656,62	38.349.656,62	- 38.349.656,62	- 38.349.656,62
2506	LUCROS OU PREJUÍZOS ACUMULADOS	57.738.729,42	57.668.656,57	- 57.668.656,57	57.738.729,42
250601	RESULTADOS ACUMULADOS	57.738.729,42	57.668.656,57	- 57.668.656,57	57.738.729,42
25060101	RESULTADOS ACUMULADOS	57.738.729,42	57.668.656,57	- 57.668.656,57	57.738.729,42
2506010101	RESULTADOS ACUMULADOS	57.738.729,42	57.668.656,57	- 57.668.656,57	57.738.729,42
2507	RESULTADO DO EXERCÍCIO E DIVIDENDOS	- 57.668.656,57	-	-	- 57.668.656,57
250701	RESULTADO DO EXERCÍCIO E DIVIDENDOS	- 57.668.656,57	-	-	- 57.668.656,57
25070101	RESULTADO DO EXERCÍCIO	- 57.668.656,57	-	-	- 57.668.656,57
2507010101	RESULTADO DO EXERCÍCIO	- 57.668.656,57	-	-	- 57.668.656,57
2509	OUTROS RESULTADOS ABRANGENTES	- 16.136.397,87	-	-	- 16.136.397,87
250905	GANHO E PERDA DE PARTICIPAÇÃO EM INVESTIMENTO	- 16.136.397,87	-	-	- 16.136.397,87
25090501	GANHO E PERDA DE PARTIC CONTROL E EM CONJUNTO	- 16.136.397,87	-	-	- 16.136.397,87
2509050101	GANHO DE PARTICIP EM CONTROLADA E CONTROL CONJUNTO	- 16.521.456,09	-	-	- 16.521.456,09
2509050102	PERDA DE PARTICIP EM CONTROLADA E CONTROL CONJUNTO	385.058,22	-	-	385.058,22
3	RESULTADO	-	74.288.396.673,37	- 74.389.675.372,41	- 101.278.699,04
31	VENDAS E REVENDAS BRUTAS (PRODS. E SERVIÇOS)	-	266.202.533,70	- 5.108.141.625,35	- 4.851.939.091,65
3101	VENDAS E REVENDAS DE PRODUTOS MERCADO INTERNO	-	86.185.591,33	- 4.666.131.399,01	- 4.579.945.807,68
310101	VENDAS DE PRODUTOS MERCADO INTERNO	-	77.826.093,50	- 2.605.957.754,65	- 2.528.131.661,15
31010101	VENDAS DE PRODUTOS PARA TERCEIROS - MI	-	4.403.637,00	- 624.032.668,49	- 619.629.031,49
3101010101	VENDAS DE PRODUTOS PARA TERCEIROS - MI	-	2.086.880,54	- 621.349.555,02	- 619.262.674,48
3101010102	VENDA DE PRODUTO MI - CPC 30 e IAS18	-	2.312.337,72	- 2.683.113,47	- 370.775,75
3101010103	RECEITA DE VENDAS MI - AJUSTE A VALOR PRESENTE	-	4.418,74	-	4.418,74
31010102	VENDAS DE PRODUTOS PARA EMPRESAS LIGADAS - MI	-	73.422.456,50	- 1.981.925.086,16	- 1.908.502.629,66
3101010201	VENDAS DE PRODUTOS PARA EMPRESAS LIGADAS - MI	-	10.620.433,14	- 1.909.865.044,86	- 1.899.244.611,72
3101010204	VENDAS DE PROD EMPRESAS LIGADAS MI - CPC30 E IAS18	-	62.802.023,36	- 72.060.041,30	- 9.258.017,94
310102	REVENDAS DE PRODUTOS MERCADO INTERNO	-	8.359.497,83	- 2.060.173.644,36	- 2.051.814.146,53
31010201	REVENDA DE PRODUTOS PARA TERCEIROS - MI	-	-	- 167.147,29	- 167.147,29
3101020101	REVENDA DE PRODUTOS PARA TERCEIROS - MI	-	-	- 167.147,29	- 167.147,29
31010202	REVENDAS DE PRODUTOS P/ EMPRESAS LIGADAS - MI	-	8.359.497,83	- 2.060.006.497,07	- 2.051.646.999,24

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
3101020201	REVENDAS DE PRODUTOS P/ EMPRESAS LIGADAS - MI	-	7.764.846,47	- 2.059.411.845,71	- 2.051.646.999,24
3101020204	REVENDAS DE PROD EMP LIGADAS MI - CPC30 E IAS18	-	594.651,36	- 594.651,36	-
3102	VENDAS E REVENDAS DE PRODUTOS MERCADO EXTERNO	-	170.016.942,37	- 442.010.226,34	- 271.993.283,97
310201	VENDAS DE PRODUTOS MERCADO EXTERNO	-	170.016.942,37	- 442.010.226,34	- 271.993.283,97
31020101	VENDAS DE PRODUTOS PARA TERCEIROS - ME	-	123.028.808,77	- 319.297.040,89	- 196.268.232,12
3102010101	VENDAS DE PRODUTOS PARA TERCEIROS - ME	-	31.903.513,22	- 225.007.213,03	- 193.103.699,81
3102010102	VENDA DE PRODUTO ME - CPC 30 e IAS 18	-	90.811.833,83	- 94.241.640,37	- 3.429.806,54
3102010103	RECEITA DE VENDAS ME - AJUSTE A VALOR PRESENTE	-	271.710,91	- 1.329,57	270.381,34
3102010107	RECEITA DE VENDAS ME - AVP - CPC30 E IAS18	-	41.750,81	- 46.857,92	- 5.107,11
31020102	VENDAS DE PRODUTOS PARA EMPRESAS LIGADAS - ME	-	46.988.133,60	- 122.713.185,45	- 75.725.051,85
3102010201	VENDAS DE PRODUTOS PARA EMPRESAS LIGADAS - ME	-	140.282,00	- 77.735.602,37	- 77.595.320,37
3102010205	RECEITA DE VENDAS EL ME AVP - CPC30 E IAS18	-	105.663,81	- 105.663,81	-
3102010230	VENDAS PROD P/ EMPRESAS LIGADAS - ME CPC 30 IAS 18	-	46.742.187,79	- 44.871.919,27	1.870.268,52
32	DEDUÇÃO DE VENDAS/REVENDAS DE PRODS. E SERVS.	-	2.642.346.352,66	- 115.973.304,60	2.526.373.048,06
3201	DEDUÇÃO DE VENDAS/REVENDAS PRODS. E SERVS.-MI	-	2.640.647.665,81	- 115.973.304,60	2.524.674.361,21
320101	TRIBUTOS SOBRE VENDAS/REVENDAS SERVIÇOS-MI	-	808.467.552,90	- 115.631.519,86	692.836.033,04
32010101	TRIBUTOS SOBRE VENDAS PARA TERCEIROS-MI	-	172.652.032,92	- 1.290.422,04	171.361.610,88
3201010101	IPI SOBRE VENDAS PARA TERCEIROS-MI	-	1.785.392,89	- 375,08	1.785.017,81
3201010102	ICMS SOBRE VENDAS PARA TERCEIROS-MI	-	112.745.145,85	- 482.970,85	112.262.175,00
3201010103	COFINS SOBRE VENDAS PARA TERCEIROS-MI	-	47.204.324,20	- 210.152,07	46.994.172,13
3201010104	PIS SOBRE VENDAS PARA TERCEIROS-MI	-	10.248.335,50	- 45.623,48	10.202.712,02
3201010106	IMPOSTOS S/VENDAS - CPC 30 e IAS 18	-	668.834,48	- 551.300,56	117.533,92
32010102	TRIBUTOS SOBRE VENDAS P/ EMPRESAS LIGADAS-MI	-	527.795.521,17	- 21.657.452,75	506.138.068,42
3201010201	IPI SOBRE VENDAS PARA EMPRESAS LIGADAS-MI	-	28.498.679,80	- 423.797,34	28.074.882,46
3201010202	ICMS SOBRE VENDAS PARA EMPRESAS LIGADAS-MI	-	309.152.615,16	- 3.765.367,44	305.387.247,72
3201010203	COFINS SOBRE VENDAS PARA EMPRESAS LIGADAS-MI	-	141.145.275,97	- 1.620.352,42	139.524.923,55
3201010204	PIS SOBRE VENDAS PARA EMPRESAS LIGADAS-MI	-	30.648.480,75	- 351.891,41	30.296.589,34
3201010206	IMPOSTOS S/VENDAS EMP. LIGADAS MI-CPC 30 e IAS 18	-	18.350.469,49	- 15.496.044,14	2.854.425,35
32010103	TRIBUTOS SOBRE REVENDAS PARA TERCEIROS-MI	-	51.335,63	-	51.335,63
3201010301	IPI SOBRE REVENDAS PARA TERCEIROS-MI	-	7.956,00	-	7.956,00
3201010302	ICMS SOBRE REVENDAS PARA TERCEIROS-MI	-	28.654,43	-	28.654,43
3201010303	COFINS SOBRE REVENDAS PARA TERCEIROS-MI	-	12.098,54	-	12.098,54
3201010304	PIS SOBRE REVENDAS PARA TERCEIROS-MI	-	2.626,66	-	2.626,66
32010104	TRIBUTOS S/ REVENDAS P/ EMPRESAS LIGADAS-MI	-	107.968.663,18	- 92.683.645,07	15.285.018,11
3201010401	IPI SOBRE REVENDAS PARA EMPRESAS LIGADAS-MI	-	879.557,89	- 361.338,52	518.219,37
3201010402	ICMS SOBRE REVENDAS PARA EMPRESAS LIGADAS-MI	-	3.329.924,73	- 668.375,83	2.661.548,90
3201010403	COFINS SOBRE REVENDAS P/ EMPRESAS LIGADAS-MI	-	84.952.093,30	- 75.023.905,34	9.928.187,96
3201010404	PIS SOBRE REVENDAS PARA EMPRESAS LIGADAS-MI	-	18.645.044,77	- 16.467.982,89	2.177.061,88
3201010407	IMPOSTOS S/ REV P/ EMP LIGADA MI - CPC 30 E IAS18	-	162.042,49	- 162.042,49	-
320102	DEVOLUÇÃO DE VENDAS E REVENDAS-MI	-	1.831.538.939,46	- 335.892,74	1.831.203.046,72
32010201	DEVOLUÇÃO DE VENDAS PARA TERCEIROS-MI	-	650.385,15	-	650.385,15
3201020101	DEVOLUÇÃO DE VENDAS PARA TERCEIROS-MI	-	650.385,15	-	650.385,15
32010202	DEVOLUÇÃO DE VENDAS PARA EMPRESAS LIGADAS-MI	-	11.610.515,71	- 329.498,62	11.281.017,09
3201020201	DEVOLUÇÃO DE VENDAS PARA EMPRESAS LIGADAS-MI	-	11.610.515,71	- 329.498,62	11.281.017,09
32010204	DEVOLUÇÃO DE REVENDAS P/ EMPRESAS LIGADAS-MI	-	1.819.278.038,60	- 6.394,12	1.819.271.644,48
3201020401	DEVOLUÇÃO DE REVENDAS P/ EMPRESAS LIGADAS-MI	-	1.819.278.038,60	- 6.394,12	1.819.271.644,48
320105	BONIFICAÇÃO - MI	-	641.173,45	- 5.892,00	635.281,45
32010501	BONIFICAÇÃO - MI	-	641.173,45	- 5.892,00	635.281,45
4501020203	BONIFICAÇÃO - MI	-	641.173,45	- 5.892,00	635.281,45
3202	DEDUÇÃO DE VENDAS/REVENDAS PRODS. E SERVS.-ME	-	1.698.686,85	-	1.698.686,85
320202	DEVOLUÇÃO DE VENDAS E REVENDAS-ME	-	138.342,08	-	138.342,08
32020201	DEVOLUÇÃO DE VENDAS PARA TERCEIROS-ME	-	138.342,08	-	138.342,08
3202020101	DEVOLUÇÃO DE VENDAS PARA TERCEIROS-ME	-	138.342,08	-	138.342,08
320205	BONIFICAÇÃO - ME	-	1.560.344,77	-	1.560.344,77
32020501	BONIFICAÇÃO - ME	-	1.560.344,77	-	1.560.344,77
4501030203	BONIFICAÇÃO - ME	-	1.560.344,77	-	1.560.344,77
33	CUSTOS DOS PRODUTOS/VENDAS/REVENDAS/SERVIÇOS)	-	2.608.469.444,13	- 384.586.740,07	2.223.882.704,06
3301	CUSTOS DOS PRODUTOS VENDIDOS/REVENDIDOS MI	-	2.152.685.916,37	- 198.235.630,83	1.954.450.285,54
330101	CUSTOS DOS PRODUTOS VENDIDOS MI	-	1.918.950.938,92	- 175.371.396,98	1.743.579.541,94
33010101	CUSTOS DOS PRODUTOS VENDIDOS P/ TERCEIROS-MI	-	468.249.636,88	- 70.446.471,47	397.803.165,41
3301010101	CUSTOS DOS PRODUTOS VENDIDOS P/ TERCEIROS-MI	-	452.896.373,09	- 66.840.042,04	386.056.331,05
3301010103	PIS SOBRE COMPRAS DE MATERIAS PRIMAS MI	-	2.148.515,67	- 17.514,79	2.131.000,88
3301010104	COFINS SOBRE COMPRA DE MATERIAS PRIMAS MI	-	10.075.870,67	- 80.412,18	9.995.458,49
3301010105	CUSTOS DOS PRODUTOS VENDIDOS MI - CPC 30 e IAS 18	-	1.517.028,98	- 1.241.580,74	275.448,24
3301010106	CPV - AJUSTE DE CONSUMO	-	195.723,08	- 29,90	195.693,18
3301010108	CPV - AJUSTES DIVERSOS	-	276.322,44	- 1.127.088,87	- 850.766,43
3301010110	PLR - PRODUÇÃO	-	1.139.802,95	- 1.139.802,95	-
33010102	CUSTOS DOS PRODS. VENDIDOS P/EMPR. LIGADAS-MI	-	1.450.701.302,04	- 104.924.925,51	1.345.776.376,53
3301010201	CUSTOS DOS PRODS. VENDIDOS P/EMPR. LIGADAS-MI	-	1.397.004.183,50	- 57.509.087,51	1.339.495.095,99
3301010230	CUSTOS PROD VEND P/ EMP LIGADAS MI CPC 30 IAS 18	-	53.697.118,54	- 47.415.838,00	6.281.280,54
330102	CUSTOS DOS PRODUTOS REVENDIDOS MI	-	225.557.927,45	- 21.960.092,32	203.597.835,13
33010201	CUSTOS DOS PRODS. REVENDIDOS P/ TERCEIROS-MI	-	196.510,16	- 40.549,61	155.960,55
3301020101	CUSTOS DOS PRODS. REVENDIDOS P/ TERCEIROS-MI	-	196.510,16	- 40.549,61	155.960,55
33010202	CUSTOS PRODS. REVENDIDOS P/EMPR. LIGADAS-MI	-	225.361.417,29	- 21.919.542,71	203.441.874,58
3301020201	CUSTOS PRODS. REVENDIDOS P/EMPR. LIGADAS-MI	-	225.012.504,54	- 21.570.629,96	203.441.874,58
3301020230	CUSTOS PROD REV P/EMP LIGADAS MI - CPC 30 e IAS 18	-	348.912,75	- 348.912,75	-
330104	FRETES DE REMESSA	-	999.061,04	- 98.764,80	900.296,24
33010401	FRETE DE REMESSA PARA ARMAZENAGEM	-	999.061,04	- 98.764,80	900.296,24
4502010203	FRETE DE REMESSA PARA ARMAZENAGEM	-	999.061,04	- 98.764,80	900.296,24
330105	FRETES DE VENDAS E REVENDAS-MI	-	7.174.261,73	- 805.287,16	6.368.974,57
33010501	FRETES DE VENDA PARA TERCEIROS-MI	-	2.703.421,67	- 354.432,18	2.348.989,49
4502020201	FRETES DE VENDAS PARA TERCEIROS - MI	-	2.568.094,93	- 335.554,42	2.232.540,51
4502020232	FRETES DE VENDAS - FATURAMENTO SEM OT - MI	-	13.810,44	- 1.559,68	12.250,76
4502020233	FRETES DE VENDAS - DIVERGÊNCIA DE VALOR - MI	-	8.000,00	-	8.000,00
4502020234	FRETES DE VENDAS - LANÇ MANUAL FRETES AUTOMAT - MI	-	113.516,30	- 17.318,08	96.198,22
33010502	FRETES DE VENDA PARA EMPRESAS LIGADAS-MI	-	4.470.840,06	- 450.854,98	4.019.985,08
4502020203	FRETES DE VENDA PARA EMPRESAS LIGADAS-MI	-	4.470.840,06	- 450.854,98	4.019.985,08
330106	FRETES DE DEVOLUÇÃO VENDAS E REVENDAS - MI	-	3.727,23	- 89,57	3.637,66
33010601	FRETES DE DEVOLUÇÃO VENDAS DE TERCEIROS - MI	-	3.727,23	- 89,57	3.637,66
4502020226	FRETES DE DEVOLUÇÃO VENDAS DE TERCEIROS - MI	-	3.727,23	- 89,57	3.637,66
3302	CUSTOS DOS PRODUTOS VENDIDOS/REVENDIDOS ME	-	455.783.527,76	- 186.351.109,24	269.432.418,52
330201	CUSTOS DOS PRODUTOS VENDIDOS ME	-	413.590.339,19	- 181.350.433,15	232.239.906,04
33020101	CUSTOS DOS PRODUTOS VENDIDOS P/ TERCEIROS-ME	-	300.217.119,87	- 116.577.085,75	183.640.034,12
3302010101	CUSTOS DOS PRODUTOS VENDIDOS P/ TERCEIROS-ME	-	210.280.985,54	- 30.579.534,83	179.701.450,71
3302010102	CUSTOS DOS PRODUTOS VENDIDOS ME - CPC 30 e IAS 18	-	89.936.134,33	- 85.997.550,92	3.938.583,41
33020102	CUSTOS DOS PRODS. VENDIDOS P/ EMPR.LIGADAS-ME	-	113.373.219,32	- 64.773.347,40	48.599.871,92

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
3302010201	CUSTOS DOS PRODS. VENDIDOS P/ EMPR.LIGADAS-ME	-	67.346.278,86	- 17.070.165,29	50.276.113,57
3302010230	CUSTOS PRODS VEND P/ EMPR LIGADAS ME CPC 30 IAS 18	-	46.026.940,46	- 47.703.182,11	- 1.676.241,65
330202	CUSTOS DOS PRODUTOS REVENDIDOS ME	-	30.530.475,73	- 754.849,73	29.775.626,00
33020201	CUSTOS DOS PRODS. REVENDIDDS P/ TERCEIROS-ME	-	705.757,77	-	705.757,77
3302020101	CUSTOS DOS PRODS. REVENDIDOS P/ TERCEIROS-ME	-	705.757,77	-	705.757,77
33020202	CUSTOS DOS PRODS.REVENDIDOS P/EMPR.LIGADAS-ME	-	29.824.717,96	- 754.849,73	29.069.868,23
3302020201	CUSTOS DOS PRODS.REVENDIDOS P/EMPR.LIGADAS-ME	-	29.824.717,96	- 754.849,73	29.069.868,23
330204	FRETES DE VENDAS E REVENDAS-ME	-	11.662.712,84	- 68.851,80	11.593.861,04
33020401	FRETES DE VENDAS PARA TERCEIROS-ME	-	11.662.712,84	- 68.851,80	11.593.861,04
4502030211	FRETES DE VENDAS P/TERCEIROS - ME (AVERAGE)	-	11.662.712,84	- 68.851,80	11.593.861,04
330205	INCENTIVOS FISCAIS	-	-	- 4.176.974,56	- 4.176.974,56
33020501	INCENTIVOS FISCAIS - REINTEGRA	-	-	- 4.176.974,56	- 4.176.974,56
3201010107	INC. FISCAL - REINTEGRA (DEC 7.633/11) - TERCEIROS	-	-	- 4.176.974,56	- 4.176.974,56
34	GASTOS OPERACIONAIS E OUTROS RESULTADOS	-	6.817.086.675,86	- 6.803.113.144,13	13.973.531,73
3401	GASTOS OPERACIONAIS	-	4.898.011.047,99	- 412.506.594,09	4.485.504.453,90
340101	GASTOS COM PESSOAL	-	47.947.512,72	- 3.054.910,38	44.892.602,34
34010102	SALÁRIOS E REMUNERAÇÕES	-	21.607.242,02	- 127.292,08	21.479.949,94
4201010201	SALÁRIOS	-	12.636.163,85	- 14.057,47	12.622.106,38
4201010202	ADICIONAIS	-	6.848.330,26	- 3.628,40	6.844.701,86
4201010204	AUXILIOS	-	351.121,72	-	351.121,72
4201010205	ADICIONAL DE TRANSFERÊNCIA	-	225.812,45	-	225.812,45
4201010207	SERVIÇOS EXTRAORDINARIOS	-	1.545.813,74	- 109.606,21	1.436.207,53
34010103	ENCARGOS SOCIAIS E TRABALHISTAS	-	18.251.538,02	- 1.676.182,92	16.575.355,10
4201010301	AVISO PRÉVIO	-	328.169,18	-	328.169,18
4201010302	INDENIZAÇÕES TRABALHISTAS	-	105.203,20	-	105.203,20
4201010303	DÉCIMO TERCEIRO SALÁRIO	-	2.574.858,68	- 13.099,36	2.561.759,32
4201010304	FÉRIAS E PRÊMIO DE FÉRIAS	-	6.011.902,79	- 1.623.290,69	4.388.612,10
4201010305	FGTS	-	2.767.454,05	- 8.716,55	2.758.737,50
4201010306	INSS	-	6.328.224,30	- 31.076,32	6.297.147,98
4201010309	CONTRIBUIÇÃO AO SESI	-	135.725,82	-	135.725,82
34010104	BENEFÍCIOS SOCIAIS	-	7.551.872,13	- 1.187.598,09	6.364.274,04
4201020102	ASSISTÊNCIA MÉDICA E ODONTOLÓGICA	-	2.929.419,23	- 722.311,96	2.207.107,27
4201020104	EXAMES MÉDICOS OCUPACIONAIS	-	298,00	-	298,00
4201020201	PROGRAMA DE ALIMENTAÇÃO TRABALHADOR	-	738.459,70	- 81.559,41	656.900,29
4201020202	ALIMENTAÇÃO EVENTUAL	-	107.469,60	- 19.453,29	88.016,31
4201020203	RECUPERAÇÃO ALIMENTAÇÃO - PAT	-	-	- 39.913,68	- 39.913,68
4201020301	TRANSPORTE COLETIVO PESSOAL	-	2.494.813,12	- 314.787,68	2.180.025,44
4201020302	LOCAÇÕES / ALUGUEL EVENTUAIS	-	460.094,16	- 7.758,27	452.335,89
4201020401	SEGURO DE VIDA	-	76.422,49	-	76.422,49
4201020402	PREVIDÊNCIA PRIVADA	-	712.987,99	-	712.987,99
4201020403	RECUPERAÇÃO SEGURO DE VIDA	-	-	- 1.813,80	- 1.813,80
4201020404	AJUDA DE CUSTO	-	31.907,84	-	31.907,84
34010106	OUTROS GASTOS COM INTEGRANTES	-	536.860,55	- 63.837,29	473.023,26
4201030101	TREINAMENTO DE INTEGRANTES	-	279.681,66	- 63.837,29	215.844,37
4201030103	ESTAGIÁRIOS, BOLSISTAS E APRENDIZES	-	251.178,89	-	251.178,89
4201030105	RECRUTAMENTO E SELEÇÃO	-	6.000,00	-	6.000,00
340102	MATERIAIS	-	4.793.414.439,88	- 394.523.174,29	4.398.891.265,59
34010201	MATERIAS PRIMAS E INSUMOS	-	4.757.692.317,91	- 381.053.300,59	4.376.639.017,32
4101010101	CONSUMO DE PRODUTOS ACABADOS	-	4.624.782.668,36	- 362.465.078,33	4.262.317.590,03
4101010201	CONSUMO DE MATERIAS PRIMAS E INSUMOS PRODUÇÃO	-	87.424.229,31	- 13.051.319,41	74.372.909,90
4101010301	CONSUMO DE PRODUTOS QUIMICOS	-	28.068.020,51	- 2.838.091,82	25.229.928,69
4101010401	CONSUMO DE UTILIDADES	-	4.394.954,96	- 434.517,35	3.960.437,61
4101010501	SERVIÇOS VARIAVEIS DE PRODUÇÃO	-	12.890.148,76	- 2.221.285,68	10.668.863,08
4101010502	SERVIÇOS S/ MOVIMENTAÇÃO DE MP / INSUMOS	-	14.024,01	-	14.024,01
4101010503	SERVIÇOS ARMAZENAGEM DE MP / INSUMOS	-	118.272,00	- 43.008,00	75.264,00
34010202	MATERIAIS DE MANUTENÇÃO	-	19.181.995,23	- 5.008.685,51	14.173.309,72
4101020101	MATERIAIS DE APOIO A MANUTENÇÃO / OPERAÇÃO	-	253.739,42	- 62.803,99	190.935,43
4101020102	MATERIAIS DE MANUTENÇÃO CALDEIRARIA	-	517.279,51	- 159.703,64	357.575,87
4101020103	MATERIAIS DE MANUTENÇÃO ELÉTRICA	-	927.632,53	- 345.444,77	582.187,76
4101020104	MATERIAIS PARA INSTRUMENTAÇÃO E AUTOMAÇÃO	-	489.313,87	- 90.975,37	398.338,50
4101020105	MATERIAIS DE MANUTENÇÃO MECÂNICA	-	3.186.423,28	- 1.637.191,67	1.549.231,61
4101020106	MATS. DE MANUTENÇÃO E RENOVAÇÃO DE CÉLULAS	-	14.252,36	- 214,45	14.037,91
4101020108	MATS. DE ISOLAMENTO TÉRMICO REFR. E ANTIACIDO	-	1.451,95	- 270,40	1.181,55
4101020110	MATERIAIS DE INSTALAÇÕES	-	13.791.902,31	- 2.712.081,22	11.079.821,09
34010203	MATERIAIS DE LABORATÓRIO	-	233.616,87	- 46.661,49	186.955,38
4101020207	MATERIAIS DE LABORATÓRIO	-	233.616,87	- 46.661,49	186.955,38
34010204	MATERIAIS DE SEGURANÇA	-	127.465,14	- 7.984,72	119.480,42
4101020301	MATS.PROTEÇÃO INDIVID./COLETIVA-EPI'S/EPS'S	-	125.346,69	- 7.855,90	117.490,79
4101020302	MATERIAIS DE PROTEÇÃO CONTRA INCÊNDIO	-	2.118,45	- 128,82	1.989,63
34010205	MATERIAIS DIVERSOS	-	473.914,87	- 41.204,59	432.710,28
4101020401	MATERIAIS DE ESCRITÓRIO E IMPRESSOS	-	149.561,90	- 2.268,58	147.293,32
4101020404	MATS. DE MANUT./CONSERVAÇÃO E INST. PREDIAIS	-	33.452,55	- 104,06	33.348,49
4101020405	OUTROS MATERIAIS	-	290.900,42	- 38.831,95	252.068,47
34010206	OUTROS MATERIAIS	-	15.705.129,86	- 8.365.337,39	7.339.792,47
4101020501	MAQUINAS, EQUIPAMENTOS E OUTROS ATIVOS	-	15.705.129,86	- 8.365.337,39	7.339.792,47
340103	AUDITORIA, CONSULTORIA E ASSESSORIA	-	710.606,12	- 55.883,91	654.722,21
34010301	AUDITORIA	-	51.332,52	-	51.332,52
4301010101	AUDITORIA	-	51.332,52	-	51.332,52
34010302	ASSESSORIA E CONSULTORIA TÉCNICA	-	659.273,60	- 55.883,91	603.389,69
4301010201	CONSULTORIA TÉCNICA	-	438.700,50	- 55.883,91	382.816,59
4301010203	CONTRATOS DE TECNOLOGIA	-	220.573,10	-	220.573,10
340104	MANUTENÇÃO E CONSERVAÇÃO	-	33.776.825,96	- 4.327.627,71	29.449.198,25
34010401	MANUTENÇÃO E CONSERVAÇÃO	-	25.276.185,09	- 3.729.812,87	21.546.372,22
4301020101	MANUTENÇÃO INDUSTRIAL	-	2.871.689,04	- 148.257,86	2.723.431,18
4301020103	SERVIÇOS DE PINTURA INDUSTRIAL	-	772.823,80	- 107.144,78	665.679,02
4301020106	INSPEÇÃO DE EQUIPAMENTOS/TUBULAÇÕES	-	692.470,69	- 292.310,75	400.159,94
4301020107	ISOLAMENTO TÉRMICO, REFRATÁRIO E ANTIÁCIDO	-	379.764,86	- 35.068,24	344.696,62
4301020109	MANUTENÇÃO EQUIPAMENTO LABORATÓRIO	-	87.185,43	- 5.955,71	81.229,72
4301020110	SERVIÇOS DE INSTRUMENTAÇÃO	-	2.397.709,39	- 341.717,06	2.055.992,33
4301020111	GERENCIAMENTO DE EMPREENDIMENTOS E PARADAS	-	382.238,73	- 41.448,83	340.789,90
4301020112	SERVIÇOS DE CALDEIRARIA	-	6.745.779,16	- 1.310.501,66	5.435.277,50
4301020113	SERVIÇOS DE MECANICA	-	5.497.963,58	- 701.968,03	4.796.995,55
4301020114	SERVIÇOS DE ELETRICA	-	[illegible]	- [illegible]	[illegible]
4301020115	SERVIÇOS DE ACESSO PARA MANUTENÇÃO E MONTAGEM	-	1.248.085,79	- 160.293,16	1.087.792,63
4301020116	SERVIÇOS MAQUINAS DE CARGA	-	1.281.845,51	- 246.379,19	1.035.466,32
4301020117	LIMPEZA INDUSTRIAL	-	321.624,87	- 39.276,47	282.348,40

9

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
4301020121	SERVIÇOS DE AUTOMAÇÃO	-	89.980,46	- 1.619,59	88.360,87
4301020125	COMISSIONAMENTO EM EMPREENDIMENTOS	-	218.377,76	- 11.784,33	206.593,43
34010402	MANUTENÇÃO E CONSERVAÇÃO CIVIL	-	2.940.133,03	- 151.103,41	2.789.029,62
4301020202	MANUTENÇÃO E CONSERV. DE INSTALAÇÕES PREDIAIS	-	1.899.706,75	- 148.752,54	1.750.954,21
4301020203	SERVIÇOS DE LIMPEZA/JARDINAGEM	-	1.040.426,28	- 2.350,87	1.038.075,41
34010403	SERVIÇOS DE PROTEÇÃO AO MEIO AMBIENTE	-	3.471.550,25	- 276.248,86	3.195.301,39
4301020301	CONTROLE DE AGENTES FÍSICOS	-	188,40	-	188,40
4301020303	GERENCIAMENTO DE EMISSÕES ATMOSFÉRICAS	-	29.258,71	-	29.258,71
4301020304	GERENCIAMENTO DE ÁGUAS SUBTERRÂNEAS	-	706.536,37	- 56.348,75	650.187,62
4301020306	LICENÇAS AMBIENTAIS	-	985,70	-	985,70
4301020309	OUTROS MONITORAMENTOS AMBIENTAIS	-	2.734.581,07	- 219.900,11	2.514.680,96
34010404	GASTOS COM VEÍCULOS	-	66.397,16	- 1.098,58	65.298,58
4301020401	MANUT. DE VEÍCULOS E AERONAVES	-	6.270,00	-	6.270,00
4301020403	LOCAÇÃO E LEASING DE VEÍCULOS	-	52.445,76	- 290,00	52.155,76
4301020404	COMBUSTÍVEIS PARA VEÍCULOS LEVES	-	7.681,40	- 808,58	6.872,82
34010405	SERVIÇOS DE SEGURANÇA INDUSTRIAL	-	1.053.267,97	- 78.195,38	975.072,59
4301020501	MANUTENÇÃO DE EPI'S E EPC'S	-	27.869,94	- 1.139,43	26.730,51
4301020502	MANUTENÇÃO DE SISTEMA COMBATE INCÊNDIO	-	29.834,20	-	29.834,20
4301020503	ALUGUEL FARDAMENTO INDUSTRIAL	-	995.563,83	- 77.055,95	918.507,88
34010406	SERVIÇOS DE ENGENHARIA	-	969.292,46	- 91.168,61	878.123,85
4301020601	ESTUDOS PRELIMINARES DE ENGENHARIA	-	696,81	-	696,81
4301020603	PROJETO BÁSICO	-	8.021,10	- 32,74	7.988,36
4301020604	ENGENHARIA DE DETALHAMENTO	-	835.859,00	- 79.672,04	756.186,96
4301020702	INSTALAÇÕES PROVISÓRIAS	-	124.715,55	- 11.463,83	113.251,72
340105	SERVIÇOS DE TECNOLOGIA DA INFORMAÇÃO	-	11.771.465,65	- 9.252.383,50	2.519.082,15
34010501	PROCESSAMENTO DE DADOS	-	5.462.502,00	- 2.550.595,42	2.911.906,58
4301030102	SERVIÇOS TERCEIROS - TI	-	293.532,63	- 28.829,00	264.703,63
4301030104	ALUGUEL SOFTWARE	-	5.135.492,29	- 2.521.482,42	2.614.009,87
4301030107	MANUTENÇÃO DE SOFTWARE	-	33.477,08	- 284,00	33.193,08
34010502	TELECOMUNICAÇÕES	-	6.308.963,65	- 6.701.788,08	- 392.824,43
4301030203	TELECOM DADOS	-	224.251,96	- 7.050,30	217.201,66
4301030205	SERVIÇO DE TELEFONIA FIXA E IP	-	93.758,99	- 41.702,51	52.056,48
4301030206	SERVIÇO DE TELEFONIA MÓVEL	-	32.440,26	- 4.394,06	28.046,20
4301030207	ALUGUEL DE EQUIPAMENTOS DE RÁDIO	-	5.958.512,44	- 6.648.641,21	- 690.128,77
340106	COMUNICAÇÃO SOCIAL	-	797.599,34	- 254.927,93	542.671,41
34010601	ATIVIDADES SOCIAIS	-	47.517,03	- 2.753,47	44.763,56
4301040101	EVENTOS COMEMORATIVOS	-	38.993,18	- 2.753,47	36.239,71
4301040102	PROGRAMA DE QUALIDADE DE VIDA	-	8.523,85	-	8.523,85
34010602	CONTRIBUIÇÕES E DOAÇÕES - EXTERNAS E ANUIDADE	-	721.667,94	- 252.174,46	469.493,48
4301040201	BRINDES	-	27.166,25	- 27,35	27.138,90
4301040202	CONTRIBUIÇÃO A ENTIDADES DE CLASSE	-	529.008,69	- 103.241,38	425.767,31
4301040204	PATROCÍNIO PROJETOS CULTURAIS	-	165.493,00	- 148.905,73	16.587,27
34010603	OUTROS GASTOS COM COMUNICAÇÃO SOCIAL	-	28.414,37	-	28.414,37
4301040301	FEIRAS EXPOSIÇÕES E CONGRESSOS	-	26.178,62	-	26.178,62
4301040303	PRODUÇÕES VEICULAÇÕES INTERNAS	-	2.235,75	-	2.235,75
340107	OUTROS SERVIÇOS DE TERCEIROS	-	4.698.196,98	- 230.457,86	4.467.739,12
34010701	OUTROS SERVIÇOS DE TERCEIROS	-	4.559.936,72	- 229.393,17	4.330.543,55
4301050101	MÃO DE OBRA TEMPORÁRIA	-	94.480,01	- 14.997,39	79.482,62
4301050102	VIGILÂNCIA CONTRATADA	-	2.324.225,51	- 6.560,04	2.317.665,47
4301050104	FRETES E CARRETOS	-	168.791,32	- 35.311,09	133.480,23
4301050109	ARMAZENAGEM E MOVIMENTAÇÃO DE MATERIAIS	-	1.058.784,20	- 102.874,64	955.909,56
4301050110	DESPESAS LEGAIS	-	9.237,02	-	9.237,02
4301050112	CORREIOS E MALOTES	-	45.920,67	- 146,04	45.774,63
4301050113	SERVIÇO DE ANÁLISE E PESQUISA DE LABORATÓRIO	-	28.401,54	- 3.240,00	25.161,54
4301050116	OUTROS SERVIÇOS PROFISSIONAIS CONTRATADOS	-	830.096,45	- 66.263,97	763.832,48
34010702	SISTEMATIZAÇÃO DE ARQUIVOS E REPROD. DE DOCTO	-	138.260,26	- 1.064,69	137.195,57
4301060101	SERVIÇOS DE CÓPIA E IMPRESSÃO	-	138.260,26	- 1.064,69	137.195,57
340108	SERV. DE TERCEIROS - TRANSPORTE E ALIMENTAÇÃO	-	60.960,88	- 2.171,92	58.788,96
34010801	SERV. DE TERCEIROS TRANSPORTE E ALIMENTAÇÃO	-	60.960,88	- 2.171,92	58.788,96
4301070101	SERV.DE TERCEIROS - TRANSPORTE	-	32,84	- 32,84	-
4301070102	SERV.DE TERCEIROS - ALIMENTAÇÃO	-	60.928,04	- 2.139,08	58.788,96
340109	OUTRAS DESPESAS E CUSTOS	-	4.833.440,46	- 805.056,59	4.028.383,87
34010901	ALUGUEL E ARRENDAMENTO MERCANTIL	-	26.106,24	- 8.631,77	17.474,47
4401010102	ALUGUEL DE MÁQUINAS E EQUIPAMENTOS	-	26.106,24	- 8.631,77	17.474,47
34010902	VIAGENS	-	492.920,64	- 118.773,44	374.147,20
4401010203	FEE DE AGÊNCIA DE VIAGENS	-	12.983,09	- 1.846,01	11.137,08
4401010204	HOSPEDAGENS	-	205.125,76	- 59.146,34	145.979,42
4401010205	LOCOMOÇÃO EM VIAGENS	-	58.639,89	- 3.090,22	55.549,67
4401010206	PASSAGENS AÉREAS	-	173.403,71	- 45.432,29	127.971,42
4401010207	REFEIÇÃO EM VIAGENS	-	36.465,47	- 972,73	35.492,74
4401010208	OUTROS GASTOS DE VIAGEM	-	6.302,72	- 8.285,85	- 1.983,13
34010903	SEGUROS GERAIS	-	2.400.867,58	- 118.577,74	2.282.289,84
4401010301	SEGURO SINCÊNDIO, EXPLOSÃO E LUCRO CESSANTE	-	1.991.672,05	- 75.460,13	1.916.211,92
4401010302	SEGURO RESPONSABILIDADE CIVIL - GERAL	-	409.195,53	- 43.117,61	366.077,92
34010904	PRODUÇÕES E VEICULAÇÕES EXTERNAS	-	1.701,20	-	1.701,20
4401010401	DIVULGAÇÕES INSTITUCIONAIS	-	101,20	-	101,20
4401010403	EDITAIS E AVISOS	-	1.600,00	-	1.600,00
34010905	INFORMAÇÕES BIBLIOGRÁFICAS E MERCADO	-	45.311,17	-	45.311,17
4401010501	PUBLICAÇÕES PERIÓDICAS E COMUTADAS, LIVROS E ASSIN	-	118,00	-	118,00
4401010502	PROGRAMA DE MERCADO/TECNOLOGIA	-	45.193,17	-	45.193,17
34010906	OUTRAS DESPESAS E CUSTOS	-	1.158.098,11	- 460.817,97	697.280,14
4401010601	ENERGIA E ÁGUA ADMINISTRATIVA	-	149.901,11	-	149.901,11
4401010602	RECUPERAÇÃO DE CUSTOS E DESPESAS	-	120.000,00	- 459.895,97	- 339.895,97
4401010603	DESPESAS C/ IMP./ EXP. SEM COBERTURA CAMBIAL	-	24.756,94	-	24.756,94
4401010605	SERVIÇOS INTERNOS DE ENGENHARIA E AUTOMAÇÃO	-	458.790,00	-	458.790,00
4401010607	COPA E COZINHA	-	404.650,06	- 922,00	403.728,06
34010907	SERVIÇOS ADVOCATÍCIOS	-	708.435,52	- 98.255,67	610.179,85
4301010202	SERVIÇOS ADVOCATÍCIOS	-	353.036,33	- 16.015,48	337.020,85
4401010701	REEMBOLSO CUSTOS DE PROCESSOS	-	293.093,62	- 82.240,19	210.853,43
4401010703	HONORÁRIOS ADVOCATÍCIOS - ÊXITO	-	62.305,57	-	62.305,57
3402	GASTOS COM LOGÍSTICA E DESPESAS COMERCIAIS	-	8.758.999,15	- 2.014.962,23	6.744.036,92
340201	DESPESAS COMERCIAIS FIXAS	-	283.248,30	- 82.223,96	201.024,34
34020101	DESPESAS COMERCIAIS FIXAS - MI	-	282.867,00	- 82.207,80	200.659,20
4501020101	PRODUTO ACABADO P/ DEMONSTRAÇÃO E TESTE - MI	-	27.685,55	- 1.159,30	26.526,25
4501020106	MAT.UTILIZADO NA COMERCIALIZ. DE P.ACABADO-MI	-	116.899,96	- 13.818,80	103.081,16
4502020102	SOBREESTADIA DE CARRETAS - MI	-	138.281,49	- 67.229,70	71.051,79

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
34020102	DESPESAS COMERCIAIS FIXAS - ME	-	381,30	- 16,16	365,14
4501030101	PRODUTO ACABADO P/ DEMONSTRAÇÃO E TESTE - ME	-	381,30	- 16,16	365,14
340202	DESPESAS COMERCIAIS VARIAVEIS	-	8.475.750,85	- 1.932.738,27	6.543.012,58
34020201	SERVIÇOS DE DISTRIBUIÇÃO - VARIAVEIS	-	1.724.363,12	- 179.599,74	1.544.763,38
4502010201	FRETES PARA TRANSFERÊNCIA DE PROD.ACABADO	-	1.724.363,12	- 179.599,74	1.544.763,38
34020202	DESPESAS COMERCIAIS VARIÁVEIS - MI	-	2.501.192,42	- 247.616,87	2.253.575,55
4501010202	MOVIMENTACAO DE PRODUTOS ACABADOS	-	146.949,92	- 2.386,01	144.563,91
4501020204	IPI SOBRE SAÍDAS NAO FATURADAS	-	1.925,74	-	1.925,74
4501020205	ICMS SOBRE SAÍDAS NAO FATURADA	-	76.221,87	- 57.256,76	18.965,11
4502020208	INSPEÇÃO DE PROD. NO EMBARQUE/DESEMBARQUE-MI	-	4.940,00	-	4.940,00
4502020209	GASTOS COM PEDÁGIO DE TRANSPORTES - MI	-	1.805.289,14	- 171.534,49	1.633.754,65
4502020210	GERENCIAMENTO DE RISCO NO TRANSPORTE - MI	-	401.368,32	- 16.286,05	385.082,27
4502020213	TAXA PORTUÁRIA - MI	-	63.147,19	- 11,42	63.135,77
4502020221	SERVIÇOS DE DESCARGA EM CLIENTES - MI	-	1.350,24	- 142,14	1.208,10
34020203	DESPESAS COMERCIAIS VARIÁVEIS - ME	-	2.364.954,95	- 67.161,32	2.297.793,63
4502030207	MOVIMENTAÇÃO CONTAINER THC/BL - ME	-	1.797.844,22	- 46,38	1.797.797,84
4502030208	INSPEÇÃO DE PROD. NO EMBARQUE/DESEMBARQUE-ME	-	67.952,31	- 38.978,19	28.974,12
4502030209	SERVIÇOS DE DESPACHANTES - ME	-	257.600,00	-	257.600,00
4502030213	ARQUEAÇÃO DE NAVIOS - ME	-	1.182,66	-	1.182,66
4502030216	TAXA PORTUÁRIA - ME	-	240.375,76	- 254,34	240.121,42
4502030221	SOBREESTADIA DE NAVIOS ME	-	-	- 27.882,41	- 27.882,41
34020204	OUTRAS DESPESAS COMERCIAIS VARIAVEIS - MI	-	311.367,90	- 773.576,02	- 462.208,12
3402010101	PROVISÃO PARA CRÉDITOS DE LIQUIDAÇÃO DUVIDOSA MI	-	311.367,90	- 773.576,02	- 462.208,12
34020205	OUTRAS DESPESAS COMERCIAIS VARIAVEIS - ME	-	1.573.872,46	- 664.784,32	909.088,14
3402010201	PROVISÃO PARA CRÉDITOS DE LIQUIDAÇÃO DUVIDOSA ME	-	0,04	-	0,04
3402010202	COMISSÕES SOBRE VENDAS - ME	-	1.573.872,42	- 664.784,32	909.088,10
3403	DESPESAS TRIBUTÁRIAS	-	3.007.536,00	- 30.915,24	2.976.620,76
340301	IMPOSTOS, TAXAS E CONTRIBUIÇÕES	-	2.983.900,21	- 30.818,56	2.953.081,65
34030103	IMPOSTOS E TAXAS ESTADUAIS	-	70.028,42	- 0,10	70.028,32
4402010302	ICMS SOBRE SAÍDAS NAO FATURADA	-	208,59	- 0,10	208,49
4402010306	OUTROS IMPOSTOS E TAXAS ESTADUAIS	-	69.819,83	-	69.819,83
34030104	IMPOSTOS E TAXAS MUNICIPAIS	-	2.913.871,79	- 30.818,46	2.883.053,33
4402010401	TAXA DE LOCALIZAÇÃO E FUNCIONAMENTO - TLF	-	402.409,48	- 3.404,86	399.004,62
4402010402	IPTU	-	2.149.323,44	- 13.683,60	2.135.639,84
4402010404	TAXAS E IMPOSTOS DE SAÚDE SEG E MEIO AMBIENTE	-	42.694,18	-	42.694,18
4402010405	OUTROS IMPOSTOS E TAXAS MUNICIPAIS	-	319.444,69	- 13.730,00	305.714,69
340302	OUTRAS DESPESAS TRIBUTÁRIAS	-	23.635,79	- 96,68	23.539,11
34030201	MULTAS E JUROS	-	23.635,79	- 96,68	23.539,11
4402010501	MULTAS E JUROS	-	23.635,79	- 96,68	23.539,11
3404	DEPRECIAÇÕES, EXAUSTÃO E AMORTIZAÇÕES	-	43.096.233,62	- 4.884.485,35	38.211.748,27
340401	DEPRECIAÇÕES / EXAUSTÃO / AMORTIZ. - INTANG.	-	43.096.233,62	- 4.884.485,35	38.211.748,27
34040101	DEPRECIAÇÕES / EXAUSTÃO	-	42.527.455,26	- 4.884.485,35	37.642.969,91
3405020129	DEPRECIAÇÃO DE PLANTAS OCIOSAS E HIBERNADAS	-	1.728.785,43	-	1.728.785,43
4601010201	EDIFICAÇÕES E CONSTRUÇÕES - DEPRECIAÇÃO	-	2.334.602,34	-	2.334.602,34
4601010202	BENFEITORIAS - DEPRECIAÇÃO	-	182.536,50	-	182.536,50
4601020101	MÁQUINAS E EQUIPAMENTOS - DEPRECIAÇÃO	-	33.862.088,96	- 4.884.480,32	28.977.608,64
4601020201	INSTALAÇÕES INDUSTRIAIS - DEPRECIAÇÃO	-	901.618,86	-	901.618,86
4601040101	CATALISADORES - DEPRECIAÇÃO	-	815.754,71	-	815.754,71
4601050101	VEÍCULOS - DEPRECIAÇÃO	-	4.547,70	-	4.547,70
4601050102	EQUIPAMENTOS E BENS DE INFORMÁTICA - DEPREC.	-	1.191.847,46	-	1.191.847,46
4601050103	EQUIPAMENTOS DE LABORATÓRIO -DEPRECIAÇÃO	-	387.419,97	-	387.419,97
4601050104	EQUIPAMENTOS DE SEGURANÇA - DEPRECIAÇÃO	-	299.276,88	-	299.276,88
4601050105	MÓVEIS E UTENSÍLIOS - DEPRECIAÇÃO	-	775.485,27	- 5,03	775.480,24
4601050107	FERRAMENTAS DE OFICINA - DEPRECIAÇÃO	-	43.491,18	-	43.491,18
34040102	AMORTIZAÇÕES - INTANGÍVEIS	-	568.778,36	-	568.778,36
4601050106	SOFTWARE - AMORTIZAÇÃO	-	567.711,42	-	567.711,42
4604010201	MARCAS E PATENTES - AMORTIZACAO	-	1.066,94	-	1.066,94
3405	OUTRAS RECEITAS E DESPESAS OPERACIONAIS	-	644.916.623,57	- 659.591.126,79	- 14.674.503,22
340501	OUTRAS RECEITAS OPERACIONAIS	-	31.328.917,22	- 29.424.190,38	1.904.726,84
34050101	OUTRAS RECEITAS OPERACIONAIS	-	31.328.917,22	- 29.424.190,38	1.904.726,84
3405010102	VENDA DE MATERIAIS DIVERSOS	-	1.033.840,16	- 2.557.914,88	- 1.524.074,72
3405010103	RECUPERAÇÃO DE TRIBUTOS	-	-	- 905.949,48	- 905.949,48
3405010104	RECUPERAÇÃO DE CUSTOS E DESPESAS	-	309,36	- 236,85	72,51
3405010105	RESULTADO COM INDENIZAÇÕES SECURITÁRIAS	-	87.502,07	-	87.502,07
3405010110	RESULTADO NA COMERC QUOTAS DE ENERGIA ELETRICA	-	413.439,47	- 744.176,91	- 330.737,44
3405010112	MULTA S/CONTRATO DE FORNECIMENTO	-	28.220.866,13	- 21.468.064,12	6.752.802,01
3405010114	RESULTADO COM SINISTRO EM TRANSPORTE	-	-	- 276.298,38	- 276.298,38
3405010130	OUTRAS RECEITAS OPERACIONAIS	-	1.572.960,03	- 3.471.549,76	- 1.898.589,73
340502	OUTRAS DESPESAS OPERACIONAIS	-	613.587.706,35	- 630.166.936,41	- 16.579.230,06
34050201	PROVISÕES E CUSTOS	-	67.805.602,09	- 84.999.006,57	- 17.193.404,48
3405020101	PROVISAO P/PERDA NOS ESTOQUES	-	1.129,22	- 104.762,65	- 103.633,43
3405020102	PROVISÕES PARA PROCESSOS TRIBUTÁRIOS E OUTROS	-	110.178,58	- 41,53	110.137,05
3405020104	CUSTO DA VENDA DE MATERIAIS DIVERSOS	-	8.224.212,18	- 2.543.314,52	5.680.897,66
3405020109	GASTOS COM RECUPERAÇÃO DE TRIBUTOS	-	30.153,31	-	30.153,31
3405020114	CUSTO NA VENDA DE INSUMOS	-	47.552,45	- 31.534,80	16.017,65
3405020116	TRIBUTOS E CONTRIB. S/OUTRAS RECEITAS OPERACIONAIS	-	322.268,30	-	322.268,30
3405020128	DESPESAS COM PLANTAS OCIOSAS E HIBERNADAS	-	6.385.266,84	-	6.385.266,84
3405020130	OUTRAS DESPESAS OPERACIONAIS	-	46.354.753,53	- 81.012.530,34	- 34.657.776,81
3405020133	PROVISÕES PROCESSOS TRABALHISTAS	-	300,00	- 546.954,11	- 546.654,11
4201010501	PARTICIPAÇÃO NOS LUCROS E RESULTADOS	-	6.329.787,68	- 759.868,62	5.569.919,06
34050202	AJUSTES DE INVENTÁRIO	-	545.782.104,26	- 545.167.929,84	614.174,42
3405020201	AJUSTE DE INVENTARIO DE PRODUTO ACABADO	-	538.571.652,46	- 538.163.812,98	407.839,48
3405020202	AJUSTES DE INVENTARIO DE MAT. PRIMA E INSUMOS	-	7.177.961,84	- 6.989.390,76	188.571,08
3405020203	AJUSTES DE INVENTÁRIO ALMOXARIFADO	-	32.489,96	- 14.726,10	17.763,86
3406	RESULTADO COM BENS DE LONGA DURAÇÃO	-	6.252.998,38	- 1.266.388,57	4.986.609,81
340601	RECEITAS COM BENS DO PERMANENTE	-	1.190,00	- 515.187,21	- 513.997,21
34060101	VENDA DE INVESTIMENTOS	-	-	- 450.000,00	- 450.000,00
3701010101	ALIENAÇÃO DE INVESTIMENTOS	-	-	- 450.000,00	- 450.000,00
34060102	VENDA DE IMOBILIZADO	-	1.190,00	- 65.187,21	- 63.997,21
3701010201	ALIENAÇÃO P/TERCEIROS DE IMOBILIZADO OU INTANGÍVEL	-	1.190,00	- 1.890,00	- 700,00
3701010202	ALIENAÇÃO P/ EMP GRUPO DE ATIVO IMOB OU INTANGÍVEL	-	-	- 63.297,21	- 63.297,21
340602	DESPESAS COM BENS DO PERMANENTE	-	6.251.808,38	- 751.201,36	5.500.607,02
34060201	DESPESAS COM INVESTIMENTOS	-	120.541,26	-	120.541,26
3702010101	BAIXA DE INVESTIMENTOS POR ALIENAÇÃO	-	120.541,26	-	120.541,26
34060202	DESPESAS COM IMOBILIZADO	-	6.118.311,73	- 746.904,98	5.371.406,75
3702010201	BAIXA DE IMOBILIZADO OU INTANG POR DESCONTINUIDADE	-	5.654.729,73	- 227.622,72	5.427.107,01

Conta	Descrição	Saldo Inicial (01/01/2017)	Debito	Crédito	Saldo Final (31/08/2017)
3702010205	PROV P/PERDAS NO VLR RECUP DO IMOBILIZ. OU INTANG.	-	463.582,00	- 519.282,26	- 55.700,26
34060210	OUTRAS DESPESAS COM BENS DO PERMANENTE	-	12.955,39	- 4.296,38	8.659,01
3702011001	OUTRAS DESPESAS NÃO OPERACIONAIS	-	12.955,39	- 4.296,38	8.659,01
3499	APROPRIAÇÃO CUSTOS E DESPESAS	-	1.213.043.237,15	- 5.722.818.671,86	- 4.509.775.434,71
349901	APROPRIAÇÃO CUSTOS E DESPESAS	-	1.213.043.237,15	- 5.722.818.671,86	- 4.509.775.434,71
34990101	APROPRIAÇÃO CUSTOS E DESPESAS	-	1.213.043.237,15	- 5.722.818.671,86	- 4.509.775.434,71
4901010101	TRANSFERÊNCIA PARA ESTOQUE DE PRODUÇÃO - AUF	-	1.101.286.429,33	- 5.590.408.637,52	- 4.489.122.208,19
4901010103	TRANSFERÊNCIA PARA PROJETO EM ANDAMENTO	-	503.371,01	- 13.068.394,11	- 12.565.023,10
4901010104	TRANSFERÊNCIA PARA ATIVOS IMOBILIZADO	-	8.272.820,54	- 18.335.133,25	- 10.062.312,71
4901010105	TRANSFERÊNCIA PARA PARADA	-	81.055,60	- 9.357.477,14	- 9.276.421,54
4901010106	TRANSFERÊNCIA PARA RECALCULO DE TARIFAS - AUI	-	42.762.865,10	- 20.565.828,35	22.197.036,75
4901010107	RECLASSIFICAÇÃO ÁREA FUNCIONAL	-	59.367.977,96	- 59.381.147,01	- 13.169,05
4901010110	TRANSFERÊNCIA REFERENTE LIQUIDAÇÃO EXTERNA	-	758.526,89	- 11.600.877,04	- 10.842.350,15
4901010115	TRANSFERÊNCIA CAPITALIZAÇÃO ENCARGOS FINANCEIROS	-	-	- 370,39	- 370,39
4901010116	TRANSFERÊNCIA P/PROJETOS ENC FINANC CAPITALIZADOS	-	370,39	-	370,39
4901010117	TRANSF. POR DESCONTINUIDADE DE INVESTIMENTOS	-	-	- 90.986,72	- 90.986,72
4901010118	TRANSFERÊNCIA CAPITALIZAÇÃO ICMS	-	9.579,83	- 240,50	9.339,33
4901010119	TRANSFERÊNCIA P/PROJETOS ICMS CAPITALIZADO	-	240,50	- 9.579,83	- 9.339,33
35	RESULTADO FINANCEIRO	-	61.734.773.594,81	- 61.740.083.736,78	- 5.310.141,97
3501	DESPESAS FINANCEIRAS	-	6.570.639,91	- 1.253.753,97	5.316.885,94
350103	DESPESAS FINANCEIRAS DIVERSAS	-	6.570.639,91	- 1.253.753,97	5.316.885,94
35010301	DESPESAS FINANCEIRAS DIVERSAS	-	5.648.661,21	- 1.253.372,20	4.395.289,01
3501030101	DESCONTOS CONCEDIDOS	-	59.721,95	- 19,72	59.702,23
3501030102	DESPESAS BANCÁRIAS	-	43.609,53	- 12.512,28	31.097,25
3501030103	JUROS E MULTA DE MORA	-	204.435,79	- 157.307,48	47.128,31
3501030108	JUROS/DESPESAS FINANC S/ OPERAÇÕES RECEBÍVEIS	-	3.029.738,06	- 50.844,78	2.978.893,28
3501030109	DESPESAS COM CAUCAO E FIANÇA	-	1.360.267,96	- 109.247,96	1.251.020,00
3501030112	DESPESAS FINANCEIRAS - AJUSTE A VALOR PRESENTE	-	422.907,89	- 36.467,87	386.440,02
3501030114	CUSTO FIN. OPERAÇÃO DE VENDA COM CARTÃO	-	4.302,91	-	4.302,91
3501030119	DESPESAS FINANCEIRAS-AJUSTE VLR PRESENTE-EMP.LIG.	-	72,04	-	72,04
3501030130	OUTRAS DESPESAS FINANCEIRAS	-	173.305,86	- 98.650,64	74.655,22
3501030134	ENCARGOS MORATÓRIOS - PROCESSOS JUDICIAIS/ADMINIST	-	350.299,22	- 788.321,47	- 438.022,25
35010302	DESPESAS FINANCEIRAS TRIBUTÁRIAS	-	921.978,70	- 381,77	921.596,93
3501030201	IOF - IMPOSTO SOBRE OPERAÇÕES FINANCEIRAS	-	188.165,27	- 381,77	187.783,50
3501030205	IR FONTE SOBRE OUTRAS REMESSAS NO EXTERIOR	-	91,73	-	91,73
3501030206	JUROS - DÉBITOS TRIBUTÁRIOS	-	195.456,90	-	195.456,90
3501030207	PIS SOBRE RECEITAS FINANCEIRAS	-	75.241,31	-	75.241,31
3501030208	COFINS SOBRE RECEITAS FINANCEIRAS	-	463.023,49	-	463.023,49
3502	RECEITAS FINANCEIRAS	-	4.849.298,57	- 14.412.424,01	- 9.563.125,44
350201	JUROS SOBRE APLICAÇÕES FINANCEIRAS	-	3.524.045,22	- 7.647.548,91	- 4.123.503,69
35020101	JUROS SOBRE APLICAÇÕES FINANCEIRAS NO PAÍS	-	3.524.045,22	- 7.646.866,52	- 4.122.821,30
3502010101	JUROS SOBRE APLICAÇÕES FINANCEIRAS NO PAÍS	-	3.524.045,22	- 7.646.866,52	- 4.122.821,30
35020102	JUROS S/ APLICAÇÕES FINANCEIRAS NO EXTERIOR	-	-	- 682,39	- 682,39
3502010201	JUROS S/ APLICAÇÕES FINANCEIRAS NO EXTERIOR	-	-	- 682,39	- 682,39
350203	RECEITAS FINANCEIRAS DIVERSAS	-	1.325.253,35	- 6.764.875,10	- 5.439.621,75
35020301	RECEITAS FINANCEIRAS DIVERSAS	-	1.325.253,35	- 6.764.875,10	- 5.439.621,75
3502030101	DESCONTOS OBTIDOS	-	0,20	- 4.953,23	- 4.953,03
3502030102	JUROS SOBRE ATRASO DE CLIENTES	-	905,25	- 165.349,97	- 164.444,71
3502030104	JUROS - CRÉDITOS TRIBUTÁRIOS	-	-	- 3.492.575,91	- 3.492.575,91
3502030112	RECEITA FINANCEIRA - AJUSTE A VALOR PRESENTE	-	1.329,57	- 133.593,22	- 132.263,65
3502030117	RECEITAS FINANCEIRAS-AJUSTE VLR PRESENTE-EMP.LIG.	-	-	- 134.920,90	- 134.920,90
3502030130	OUTRAS RECEITAS FINANCEIRAS	-	1.323.018,32	- 2.833.481,87	- 1.510.463,55
3503	VARIAÇÕES MONETÁRIAS	-	688,61	- 688,61	-
350302	VARIAÇÕES MONETÁRIAS ATIVAS	-	688,61	- 688,61	-
35030201	VAR. MONET. APLICAÇÕES FINANCEIRAS NO PAÍS	-	688,61	- 688,61	-
3503020101	VAR. MONET. APLICAÇÕES FINANCEIRAS NO PAÍS	-	688,61	- 688,61	-
3504	VARIAÇÕES CAMBIAIS	-	61.723.352.967,72	- 61.724.416.870,19	- 1.063.902,47
350401	VARIAÇÕES CAMBIAIS PASSIVAS	-	2.501.226,56	- 4.695.066,91	- 2.193.840,35
35040102	VAR. CAMBIAL PASSIVA C/C. MÚTUOS E TÍTULOS	-	0,76	- 1,10	- 0,34
3504010205	VC NEGATIVA TÍTULOS TERCEIROS (PASSIVO)	-	0,76	- 1,10	- 0,34
35040103	VARIAÇÕES CAMBIAIS PASSIVAS DIVERSAS	-	2.501.225,80	- 4.695.065,81	- 2.193.840,01
3504010301	VC NEGATIVA DE FORNECEDORES	-	2.028.125,46	- 4.367.266,89	- 2.339.141,43
3504010302	VC NEGATIVA FORNEC. EMPR. LIGADAS	-	84.548,15	- 89.353,18	- 4.805,03
3504010330	VC NEGATIVA DIVERSA (PASSIVO)	-	388.552,19	- 238.445,74	150.106,45
350402	VARIAÇÕES CAMBIAIS ATIVAS	-	61.720.851.741,16	- 61.719.721.803,28	1.129.937,88
35040201	VAR. CAMBIAL ATIVA APLIC.FINANCEIRAS EXTERIOR	-	4.991,51	-	4.991,51
3504020101	VC POSITIVA S/ APLIC. FINANC. EXTERIOR	-	4.991,51	-	4.991,51
35040202	VARIAÇÃO CAMBIAL ATIVA C/C. MÚTUOS E TÍTULOS	-	1.005.916,06	- 979.322,11	26.593,95
3504020204	VC POSITIVA MÚTUOS EMP. LIGADAS (ATIVO)	-	1.005.916,06	- 979.322,11	26.593,95
35040203	VARIAÇÕES CAMBIAIS ATIVAS DIVERSAS	-	1.946.693.989,70	- 1.947.665.477,17	- 971.487,47
3504020301	VC POSITIVA DE CLIENTES	-	1.928.582.391,18	- 1.927.299.741,88	1.282.649,30
3504020302	VC POSITIVA DE CLIENTES EMPR. LIGADAS	-	17.290.302,93	- 18.635.259,25	- 1.344.956,32
3504020330	VC POSITIVA DIVERSA (ATIVO)	-	821.295,59	- 1.730.476,04	- 909.180,45
35040206	VARIAÇÕES CAMBIAIS ATIVAS DE BANCOS	-	59.773.146.843,89	- 59.771.077.004,00	2.069.839,89
3504020303	VC POSITIVA BANCOS CONTA MOVIMENTO	-	71.137.435,94	- 71.140.109,11	- 2.673,17
3504020305	VC POSITIVA BANCOS CONTA DO EXPORTADOR	-	34.483.203.985,32	- 34.482.091.316,24	1.112.669,08
3504020307	VC NEGATIVA BANCOS CONTA DO EXPORTADOR	-	25.218.805.422,63	- 25.217.845.578,65	959.843,98
36	RESULTADO DE PARTICIPAÇÕES SOCIETÁRIAS	-	263.912,96	- 292.813,06	- 28.900,10
3601	RESULTADO DA EQUIVALÊNCIA PATRIMONIAL	-	205.957,49	- 205.957,49	-
360101	RESULTADO EQUIVALÊNCIA EM CONTR E CONTR CONJ.	-	205.957,49	- 205.957,49	-
36010101	RESULTADO EQUIVALÊNCIA EM CONTR E CONTR CONJ.	-	205.957,49	- 205.957,49	-
3601010101	RESULTADO EQUIVALÊNCIA EM CONTR E CONTR EM CONJ	-	205.957,49	- 205.957,49	-
3602	PROV. P/ PERDAS INVEST. PASSIVO A DESCOBERTO	-	57.955,47	- 86.784,03	- 28.828,56
360201	PROV. P/ PERDAS PASSIVO A DESCOB. CONTROLADAS	-	57.955,47	- 86.784,03	- 28.828,56
36020101	PROV. P/ PERDAS PASSIVO A DESCOB. CONTROLADAS	-	57.955,47	- 86.784,03	- 28.828,56
3602010101	PROV. P/ PERDAS PASSIVO A DESCOB. CONTROLADAS	-	57.955,47	- 86.784,03	- 28.828,56
3604	DIVIDENDOS RECEBIDOS	-	-	- 71,54	- 71,54
360401	DIVIDENDOS RECEBIDOS	-	-	- 71,54	- 71,54
36040101	DIVIDENDOS RECEBIDOS	-	-	- 71,54	- 71,54
3604010101	DIVIDENDOS RECEBIDOS	-	-	- 71,54	- 71,54
38	PROVISÃO IR E CSL CORRENTE E DIFERIDO	-	229.254.159,25	- 237.484.008,42	- 8.229.849,17
3801	PROVISÃO IR E CSL CORRENTE E DIFERIDO	-	229.254.159,25	- 237.484.008,42	- 8.229.849,17
380101	PROVISÃO IR E CSL CORRENTE E DIFERIDO	-	229.254.150,25	- 237.484.008,42	- 8.229.849,17
38010101	PROVISÃO IMPOSTO DE RENDA CORRENTE E DIFERIDO	-	171.089.658,50	- 177.187.437,78	- 6.097.779,28
3801010101	IMPOSTO DE RENDA	-	68.496.429,79	- 61.713.948,43	6.782.481,36
3801010102	IMPOSTO DE RENDA DIFERIDO	-	102.593.228,71	- 115.473.489,35	- 12.880.260,64

12

Conta	Descrição	Saldo Inicial (01/01/2017)	Débito	Crédito	Saldo Final (31/08/2017)
38010102	PROVISÃO CONTRIBUIÇÃO SOCIAL CORRENTE E DIFER	-	58.164.500,75	- 60.296.570,64	- 2.132.069,89
3801010201	CONTRIBUIÇÃO SOCIAL	-	26.331.324,96	- 23.850.554,39	2.480.770,57
3801010202	CONTRIBUIÇÃO SOCIAL DIFERIDA	-	31.833.175,79	- 36.446.016,25	- 4.612.840,46

Ricardo Cubeiro Rodrigues
Contador
CRC 1SP 144.999/O-1

13

ATTACHMENT 2

Glossary

A

ABL
Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas)
Brazilian Technical Standards Association.

Allocated Codes
serial number (grades or weights) to differentiate the quality features of properties.

Allotment
subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
the value at which an asset or liability is recognized on the balance sheet.

Building Standard
the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
fixed asset investments.

Capitalization
conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model)
model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate
any divisor used to convert economic benefits into value in a single period.

Capital Structure
composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital
cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
an event that causes financial loss.

Company
commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
physical status of an asset as a result of its maintenance.

Control
power to direct the strategic policy and administrative management of a company.

Control Premium
value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost
the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Damage
damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment
application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
discounted cash flow.

D & A
depreciation and amortization.

Dependent Variable
variable to be explained by the independent ones.

Depreciable Value
cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
variable that assumes only two values.

Direct Production Cost
spending on inputs, including labor, in the production of goods.

Discount for Lack of Control
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate
any divisor used to convert a flow of future economic benefits into present value.

Drivers
value drivers or key variables.

E

EBIT (Earnings before Interest and Taxes)
earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
earnings before interest, taxes, preciation and amortization.

Economic Benefits
benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
economic value of the company.

Equity Value
economic value of the equity.

Equivalent Construction Area
constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth
numerical result of the division of a lot area by its main projected front.

Expertise
technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw
anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation
condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float
percentage of outstanding shares on the company's total capital.

Frontage
horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

G

Goodwill
see Premium for Expected Future Profitability.

H

Homogenization
treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
see Impairment losses

Impairment Losses (impairment)
book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
valuation method for converting the present value of expected economic benefits.

Independent Variables
variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point
atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance
risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset
identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return
discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital
the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property
property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

K

Key Money
amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
beta value reflecting the debt in capital structure.

Liability
present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value
value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity
ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
set of information collected on the market related to a particular property.

Marketing Factor
the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research
set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value
maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model
hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

O

Operating Assets
assets that are basic to the company's operations.

Operating Lease
that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
an entity that has one or more subsidiaries.

Perpetual Value
value at the end of the projective period to be added on the cash flow.

Point of Sale
intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
the estimated present value of discounted net cash flows in the normal course of business.

Price
the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity)
return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt)
a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate
market data with features comparable to the property assessed.

Regression Model
the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
a property's remaining life.

Replacement Cost
a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
a property's reproduction cost less depreciation, considering the state it is in.

Residual Value
value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Sample
set of market data representative of a population.

Scrap Value
market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
see Assets Approach.

Statistical Inference
part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
documentation raised and provided by the client on which the report premises are based.

Survey
evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area
resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
act or process of determining the value of an asset.

Valuation Methodology
one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan
the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC (Weighted Average Cost of Capital)
model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).